UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT TO

________________________

FORM 10SB/A

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GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Castle Arch Real Estate Investment Company, L.L.C.

(Exact name of registrant as specified in its charter)

California	20-1077312
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9595 Wilshire, Suite PH 1000 Beverly Hills, California	90212
(Address of principal executive offices)	(Zip Code)

(310) 385-5970

Registrant’s telephone number, including area code

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Units

(Title of class)

FORWARD LOOKING STATEMENTS

Our Form 10 contains a number of statements about our future operations.  We make statements regarding anticipated sales , changes in real estate markets, customers and customer order rates, entitlement expenditures, growth in revenue, taxation levels, and the effects of pricing, all of which represent our expectations and beliefs about future events.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or similar words and expressions.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.  The factors that may cause our operations to vary materially from those contemplated by our forward-looking statements include:

•

It is difficult to assess the likelihood of success for an early stage company without long operating history like ours. Since its organization we have been engaged in start-up and development activities. There is no operating history upon which investors may base an evaluation of the likely future performance.

•

There is no assurance that we will enjoy successful business development. There can be no assurance that our business strategies will lead to any profits. We face risks and uncertainties relating to our ability to successfully implement our strategies of securing rights to real estate, facilitating the entitlement process and selling the property at a profit. You must consider the risks, expenses and uncertainties of a company like this, with an unproven business model, and a competitive and somewhat evolving market. In particular, you must consider that our business model is based on an expectation that we will be able to acquire property and that demand for entitled real estate will sustain itself or increase.

•

Need for substantial additional funds. We currently need additional funds to complete the purchase of the several large properties and to fund employment compensation. Cash requirements for property purchases in the next 12 months are likely to be in the tens of millions of dollars. Our cash requirements may vary or increase materially from those now planned because of attractive real estate purchase opportunities and unexpected costs or delays in connection with land improvement, changes in the direction of our business strategy, competition, governmental requirements, and other factors. Adequate funds for these purposes may not be available when needed or on acceptable terms.

•

We must pay expenses on behalf of the officers and directors to indemnify them for wrongdoing. Our officers and directors are required to exercise good faith and high integrity in the management of their affairs. The operating agreement specifically limits the liability of such persons to the fullest extent permitted by law. As a result, aggrieved parties may have a more limited right to action than it would have had if such provisions were not present. The operating agreement also provide for indemnification of the officers and directors any losses or liabilities that may incur as a result of the manner in which they operated the business or conducted internal affairs, provided that in connection with these activities they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, our best interest. Use of the capital or assets for such indemnification would reduce amounts available for the operations or for distribution to the investors.

•

Holders of common units have a greater risk than holders of our preferred member units because preferred units have liquidation preferences over common units. Holders of our preferred member units have liquidation preferences over our common units. The result is that in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of record of our preferred member units will be entitled to recover their investment prior and in preference to any distribution of any of our remaining assets or surplus funds, if any remain, to the holders of our common units.

RISKS RELATING TO THE REAL ESTATE INDUSTRY

•

We  have some floating rate debt which will subject s us to interest rate risk. W e have borrowed $5,380,293 from ANB Financial to finance the acquisition of property. We incur interest on that loan at a floating debt rate of prime rate, plus .75%.  In the future, we expect to have additional debt with floating interest rates. In the event that short-term interest rates rise significantly, our cost of debt service could increase dramatically in the next 12 months and beyond. Increases in interest rates could increase our interest expense, which would adversely affect net earnings, ability to acquire more real property and cash available for payment of our debt obligations and distributions to our members.

•

Our debt level may have a negative impact on our income and asset value. We borrow money to finance the acquisition of some of our properties .. In the future, we intend to continue to borrow money to finance property acquisitions , and may use borrowed funds for other development and operating activities. As a result of our use of debt, we would be subject to the risks normally associated with debt financing, including:

•	that our cash flow will be insufficient to make required payments of principal and interest;

•	that we will be unable to refinance some or all of our indebtedness;

•	that any refinancing will not be on terms as favorable as those of the existing indebtedness;

•	that required payments on mortgages and on our other indebtedness are not reduced if the economic performance of any property declines;

•	that debt service obligations will reduce funds available for distribution to our members; and

•	that any default on our indebtedness could result in acceleration of those obligations.

If the economic performance of any of our properties declines, our ability to make debt service payments would be adversely affected. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, we may lose that property to lender foreclosure with a consequent loss of income and asset value.

We do not have a policy limiting the amount of debt that we may incur. Accordingly, our management and Board of Directors have discretion to increase the amount of our outstanding debt at any time. Our total liabilities to total market capitalization may exceed those normally carried by our competitors. Our potentially higher leverage levels may make it difficult to obtain any additional financing based on our portfolio or to refinance existing debt on favorable terms or at all.

•

We face a strong competitive market, which could limit our ability to secure attractive investment opportunities. Our business strategy contemplates expansion through acquisition. The commercial real estate industry is highly competitive, and we compete with substantially larger companies and REITs, for the acquisition, development and operation of properties. Some of these companies are national or regional operators with far greater resources than we have. As a result, we may not be able or have the opportunity to make suitable investments on favorable terms in the future.

•

We may not be able to regularly pay dividends to our members or redeem preferred units. Our ability to pay dividends or redeem preferred units in the future depends on our ability to operate profitably and to generate cash from our operations in excess of our operating expenses and debt service obligations. The payment of dividends or redemption of preferred units is in the sole discretion of our board of directors.

•

New developments and acquisitions may fail to perform as we expect. We intend to continue to selectively develop and acquire properties. In deciding whether to acquire or develop a particular property, we make assumptions regarding the expected future performance of that property. In particular, we estimate the return on our investment based upon the increased value that results from legal improvements. When we acquire a property, our intent is to reposition or redevelop that property with the goal of increasing profitability. Our estimate of the costs of repositioning or redeveloping an acquired property may prove inaccurate, which may result in our failure to meet our profitability goals. If one or more of these new properties do not perform as expected or we are unable to successfully integrate new properties into our existing operations, our financial performance may be adversely affected.

•

Failure to succeed in new markets may limit our growth. We may make select acquisitions outside of market areas with which our management is familiar from time to time as appropriate opportunities arise. The management’s historical experience is in California, Utah, Tennessee, New York, Texas, Wyoming and Arizona and the management may not be able to operate successfully in other market areas that are new to them. We may be exposed to a variety of risks if we choose to enter into new markets. These risks include:

•	a lack of market knowledge and understanding of the local economies;

•	an inability to identify acquisition or development opportunities; and

•	unfamiliarity with local government and permitting procedures.

Any of these factors could adversely affect the profitability of projects outside our current markets and limit the success of our acquisition and entitlement strategy.

•

Real estate investments are inherently risky, which could adversely affect our profitability and our ability to make distributions to our members. Real estate investments are subject to varying degrees of risk. If we acquire or develop properties and the acquisitions do not generate sufficient operating cash flow to meet operating expenses, including debt service, capital expenditures and other improvements, our income and ability to pay dividends to our members will be adversely affected. Income from properties may be adversely affected by:

•	decreases in resale prices due to competition or other factors;

•	changes in economic conditions;

•	increases in operating costs such as real estate taxes, insurance premiums;

•	changes in interest rates and the availability of financing; and

•	changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes.

•

Future terrorist attacks in the United States may result in declining economic activity, which could reduce the demand for and the value of our properties. Future terrorist attacks in the United States, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of terrorism or war, may result in declining economic activity and reduced demand for our properties. A decrease in demand would make it difficult for us to renew or release our properties at lease rates equal to or above historical rates. Terrorist activities also could directly impact the value of our properties through damage, destruction or loss.

These types of events also may adversely affect the markets in which our securities are sold. These acts may cause further erosion of business and consumer confidence and spending and may result in increased volatility in national and international financial markets and economies. Any one of these events may cause a decline in the demand for real estate, delay the time in which our properties are entitled and sold and limit our access to capital or increase our cost of raising capital.

•

General economic conditions may adversely affect our financial condition and results of operations. Periods of economic slowdown or recession in the United States and in other countries, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in land values, which would adversely affect our financial position, results of operations, cash flow, and ability to satisfy our debt service obligations and to make distributions to our members.

•

The majority members and their affiliates have significant influence over us. Our majority members and members of our board of directors and management collectively beneficially own over 50% of our common units. As a result, these individuals and entities acting together would be able to exert significant influence over us through their ability to influence the election of directors and all other matters that require action by our members. The voting power of these individuals could have the effect of preventing or delaying a change in control of our company which they oppose even if our other members believe it is in their best interests. In addition, all of our executive officers have the ability to influence our day-to-day operations.

•

The success of our company depends on the continuing contributions of our key personnel. We have a skilled management team to seek out properties to finance, purchase, entitle, and resale. However, members of our management team are required to devote only as much time to our operations as they, in their sole discretion, deem necessary in carrying or our operations effectively. Any or all of the members of our management team, including Robert Geringer, Kirby D. Cochran and Jeff Austin and Douglas Child, may fail to divide their time efficiency in operating our business given their outside obligations. For example, Mr. Geringer owns and manages other properties and Mr. Child is a managing member of two other real estate and holding companies and our CEO is a board member and officer of several other companies. In addition, we do not have agreements with any of our management team that hinder their ability to work elsewhere or quit at will and, thus, any executive officer or key employee may terminate his or her relationship with us at any time with no more than one week’s notice.

•

There is limited liquidity in our real estate investments, which could limit our flexibility. Real estate investments are relatively illiquid. Our ability to vary our portfolio in response to changes in economic and other conditions will be limited. We may not be able to dispose of an investment when we find disposition advantageous or necessary, and the sale price of any disposition may not recoup or exceed the amount of our investment. In addition, federal tax laws may impact our ability to sell properties without adversely affecting returns to our members.

•

We may suffer environmental liabilities which could result in substantial costs. Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances, including asbestos-containing materials that are located on or under the property. These laws often impose liability whether the owner or operator knew of, or was responsible for, the presence of those substances. In connection with our ownership and operation of properties, we may be liable for these costs, which could be substantial. Also, our ability to arrange for financing secured by that real property might be adversely affected because of the presence of hazardous or toxic substances or the failure to properly remediate any contamination. In addition, we may be subject to claims by third parties based on damages and costs resulting from environmental contamination at or emanating from our properties.

•

The ability of our members to control our policies or effect a change in control of our management is limited, which may not be in our members’ best interests.  Some provisions of our operating agreement may delay or prevent a change in control of our management or other transactions that could provide our common members with immediate or augmented return on investment or profits or that might otherwise be in the best interests of our members. These provisions include:

•

Super-Majority member vote required to approve amendments to the operating agreement, change our company into another legal form, or merge with another entity.   Proposals to make amendments to our operating agreement, change our company into another legal form, or merge with another entity must be approved by the affirmative vote of members holding at least 70% of our outstanding common units, voting together as a single class. These voting requirements may make changes that members believe desirable more difficult to effect. For instance, under our current operating agreement, our chief executive officer is entitled to appoint and terminate other executives, a function typically reserved for directors. Our chief executive officer may only be removed by the vote of a 70% supermajority of our members, but currently holds enough common units, over 30%, necessary to unilaterally vote down any other measure requiring supermajority vote, including a vote to remove him from office.

•

Issuance of common and preferred units without member approval.    Our Board of Directors has the ability to authorize the issuance of common and preferred units without member approval and to set or change the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption of the preferred units. Our Board of Directors could therefore authorize series of preferred units that may have voting provisions that could delay or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interests of our members.

ITEM 1.

BUSINESS

Castle Arch Real Estate Investment Company, LLC, a California limited liability company, was organized on April 15, 2004 as a residential and commercial land development company with target properties located primarily in the Western United States. Our principal activities are securing acquisition rights to properties, obtaining zoning and other entitlements for the properties, securing financing for the purchase of the properties, improving the properties’ infrastructure and amenities, and selling the properties. We do not actually enter into option contracts, but rather place deposits on land to hold it while we consider whether or not to purchase it. Thus, we have the option to fully purchase the land, but we are not actually entering into an option contract per se. Properties we target may have end uses that range from residential, multifamily, retail, office, to industrial. Our officers may also consider other opportunities, such as locating properties we believe are priced at a value and later reselling them without making improvements. We are in the developmental stage of our operations and can provide no assurances that we will accomplish, in whole or in part, all or any of our strategic goals. We maintain our registered office and principal place of business at 9595 Wilshire, Suite PH 1000, Beverly Hills, CA, 90212 and our telephone number is (310) 385-5970. The Internet web site can be located at http://www.castlearch.com.

Our management team has years of collective experience in real estate investing. Our initial focus is to locate and acquire undeveloped land parcels in high growth geographic locations; however, much of our current emphasis is on properties located throughout the states of California and Utah.  Robert D. Geringer, our president and chief operating officer, has experience in real estate acquisition and entitlement and is leading our efforts to take large areas of land, obtain entitlements for the land, and subdivide or develop the land. Each of our officers is regularly searching for land which can be purchased, improved via entitlement and master planning, and resold at a profit. Once land is identified, the officers, lead by Messrs. Geringer and Cochran evaluate the potential investment projects on the basis of acquisition costs, estimated improvement cost, time to complete the project and environmental concerns. The investment objectives are subject to change in the sole discretion of our management based on our financial position and the condition of the real estate market as assessed by our management.

Since our inception, we have had several private offerings to raise money to create marketing materials, pay our officers and support our operations and to purchase land. We do not anticipate the need for material expenditures for equipment. In our first several years of operations, we have raised tens of million s dollars from accredited investors and, as discussed elsewhere in this document, we intend to raise more money in the future. One of the obstacles we face in raising money is the fact that we are a fairly new company with no history of revenues. We have raised money as the result of investor introductions from our executives and others. In many cases we have paid an introduction or finders fee to our non-employees who make introductions to persons who subsequently invest. In the future we intend to continue to raise money for real estate projects through private placements of securities and, through periodic secondary public offerings of non-trading preferred units registered with the SEC.  In some cases, we also intend to fund projects though joint ventures with third parties. In addition, we use appropriate levels of debt to finance and close on properties that we have under contract where we estimate that the debt will not jeopardize our ability to meet our current obligations, maintain sufficient capital reserves for the subsequent 12 months and allow us to be considered economically viable by traditional banks and investment banks. To date, we have not yet entered into any agreements relating to joint ventures, borrowing or equity financing through investment banks

Currently, design of buildings and construction is outside our operational focus.  Entitlement is a real estate industry term that captures the primary governmental approvals necessary to subdivide and sell parcels or lots.  These approvals include, for example, road design and access, sewer access and capacity, utilities design and layout, and other governmental restrictions on increasing the density of land from large vacant or raw parcels to subdivisions, industrial parks or residential communities.   The approval process requires time and the ability to manage competing desires for the land all with an eye to the overall profitability of the end result.  The value creation that we are targeting comes from the ability to sell the smaller lots for more net money than the total raw acreage could be sold by itself.

Each step of the entitlement process can be very costly and time consuming and vary for each project. The entitlement process touches on building and safety issues, flood concerns, school and water districts and the planning commissions and agencies that regulate these areas. In addition, in California development projects may need to undergo California Environmental Quality Act (CEQA) review.

Typically, the first step in the entitlement process is to create a general or master plan for the land and determine whether zoning changes are necessary and what municipal services are available. A master plan is a document that describes an overall development concept. The master plan, which can include written summaries and maps, is used to coordinate the preparation of more detailed plans or may be a collection of detailed plans and guides the developer of a specific project. The length of time and costs of this step depend on the size of the property, the location and improvement goals. Time is usually measured in years and costs measured in the hundreds of thousands of dollars. The plan is typically delivered to the county where the property is located for review, which may take one to three months.

Next, several agencies within the county will make environmental assessments regarding impact on, or involving, floods, schools, cities, geology, transportation, cultural resources, health, utilities, fire, and parks. This environmental assessment stage is typically a month. The costs for fees in this phase are typically measured in the thousands.

Responding to the assessments is the most variable and potentially the most time consuming and expensive step. In some areas, the project may be cleared. In other areas, design problems may need to be resolved. This step can take many months and cost tens or even hundreds of thousands of dollars in redesign costs and professional fees.

Finally, the project becomes subject to public hearing. The notice period prior to a public hearing is at minimum ten days and the hearing is often held over a month later. After the public hearing, a final supervisory board will deliver a case to an executive body for final clearance.

Until the land that we purchase is resold, we will not generate any revenues from the properties. We generally do not expect to generate revenue from property we purchase any sooner than 6 months from the time we purchase it and begin the entitlement process. In most cases the time from purchase to revenue generation from the resale of property will exceed one year and sometimes two years. Once the land has been secured by a deposit and the entitlement process commenced the next step in the process is to raise the capital needed to purchase the land.  In most cases, the land must be fully purchased prior to the completion of the entitlement process. However, it is possible to flip the property during the entitlement process.

From our inception through the date of this amended registration statement, we have paid a total of $25,133,099 on deposits, purchase and entitlement in connection with sixteen parcels of undeveloped land. We have paid $21,198,721 for land purchases and $1,169,408 for the purchase of water rights. We have purchased and own 800.78 acres and have rights to another 1,886 acres. These parcels are located in California, Arizona and Utah. The parcels are described in more detail in the section entitled “Item 3. Properties” below.

Project Specific Entities

We intend to facilitate some of our land development projects through separate entities. The separate entities will be owned in whole or part by us and will generally be managed by our managers or their designees.

We founded our first project specific entity, Castle Arch Kingman, LLC, a Nevada limited liability company, in April, 2006 in connection with our intended development of over 2,000 acres of land in the Kingman, Arizona area into commercial and residential properties. See Item 3 “Properties” under the heading “Kingman Arizona Properties”. We intend to sell, at cost, to the Kingman entity all or portions of land which we currently have under contract in the Kingman area.

To date, we own all outstanding common units of the Kingman entity, and members of our management team effectively control it.  The Kingman entity’s working capital requirements and future operating expenses will be funded through a private placement offering and loans.  We estimate that subsequent to the private offering that approximately half of the Kingman entity’s common units will be held by outside investors and the other half by us.  Our management and its agent will manage the company and we will receive a management fee of 2 percent of the Kingman entity’s paid in capital.

The Kingman entity relies on us for its financial support, and we expect to receive a majority of the Kingman entity’s expected losses, and a majority of its residual returns. As a result, the Kingman will be consolidated into our financial statements and all inter-company transactions will be eliminated accordingly ..

Ongoing Operations

During the next 12 months of operation, we plan to continue to make deposits toward the purchase of additional land parcels.

We expect to purchase or acquire rights to approximately 2 ,000 acres of raw land in 2007.  We anticipate that typical entitlement time for these parcels will take from 12 to 24 months based on size for each project or phase.  We believe that we can maximize our revenue potential by being patient with the sale of the newly approved lots by selling the entire project in phases over a three year period.  Therefore, we expect that it will take approximately 5 to 7 years from the date of escrow to completely realize revenues from any one project that we fully entitle and parcel. We currently do not expect to receive our first revenues from the sale of land until 2007.

Marketing

We do not intend to market properties to the general public.  Currently, our management intends to sell improved property directly to buyers that they locate through contacts rather than commission based brokers. Our management team’s contacts include hundreds of past and present as well as future anticipated business associates and friends. In some cases the contacts may be affiliated with each other or members of our management team.

Competition

Our competitors include established real estate development companies. Many of our current and potential competitors have longer operating histories and financial, sales, marketing and other resources substantially greater than those we possess. As a result, our competitors may be able to adapt more quickly to changes in the real estate market or to devote greater resources than we can to the sales of our real estate projects. For example, resistance among groups who wish to curb the building development growth in the area to preserve the status quo of an area may be more easily offset by larger firms with more resources that can afford larger and perhaps more skilled professional teams to respond to regulatory issues or organizational interference. Such competitors could also attempt to increase their presence in our markets by forming strategic alliances with other competitors.

We also face competition from smaller local investors and companies who dedicate significant time and energy into developing relationships and knowledge of specific local markets. The scope of local competitors’ relationships and knowledge of their areas’ local political climates can create a competitive advantage for them over us. As the market for real estate development has evolved, price competition and ability to purchase prime real estate for development has intensified and is likely to continue to intensify. Such competition could adversely affect our gross profits, margins and results of operations. There can be no assurance that we will be able to compete successfully with existing or new competitors. Most of our competitors have substantially greater financial resources than we have, and they have much larger staffs allowing them to analyze more potential transactions, entitle land more quickly and sell it sooner and for more money.

Governmental and Environmental Regulation

The housing and land development industries are subject to increasing environmental, building, zoning and real estate sales regulations by various federal, state and local authorities. Such regulations affect home building by specifying, among other things, the type and quality of building materials that must be used, certain aspects of land use and building design, as well as the manner in which we conduct sales activities and otherwise deal with customers. Such regulations affect development activities by directly affecting the viability and timing of projects.

We must obtain the approval of numerous government authorities which regulate such matters as land use and level of density, the installation of utility services, such as water and waste disposal, and the dedication of acreage for open space, parks, schools and other community purposes. If such authorities determine that existing utility services will not adequately support proposed development (including possibly in ongoing projects), building moratoria may be imposed. As a result, we may need to devote an increasing amount of time to evaluating the impact of governmental restrictions imposed upon a new residential development. Furthermore, as local circumstances or applicable laws change, we may be required to obtain additional approvals or modifications of approvals previously obtained or even stop all work. Such increasing regulation may result in a significant increase in time (and related carrying costs) between our initial acquisition of land and the commencement and completion of its developments.

Before we can develop a property, we must obtain a variety of discretionary approvals from local and state governments, as well as the federal government in certain circumstances, with respect to such matters as zoning, subdivision, grading, architecture and environmental matters. The entitlement approval process is often a lengthy and complex procedure requiring, among other things, the submission of development plans and reports and presentations at public hearings. Because of the provisional nature of these approvals and the concerns of various environmental and public interest groups, the approval process can be delayed by withdrawals or modifications of preliminary approvals and by litigation and appeals challenging development rights. Accordingly, our ability to develop properties and realize income from such projects could be delayed or prevented due to litigation challenging previously obtained governmental approvals. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or "slow-growth" or "no-growth" initiatives that could be implemented in the future.

We may be required to expend significant financial and managerial resources to comply with environmental regulations and local permitting requirements. Although we believe that our operations will be in general compliance with applicable environmental regulations, certain risks of unknown costs and liabilities are inherent in developing and owning real estate.

Offices

Our corporate headquarters are located at 9595 Wilshire, Suite PH 1000, Beverly Hills, CA, 90212. Currently we employ 24 persons that spend all or most of their time and expect to employ up to 20 people in the coming 12 months. Current offices are adequate for our present needs. Office space will be increased, as we deem necessary.

ITEM 2.

FINANCIAL INFORMATION

This report contains forward-looking statements.  These statements are based on our management's current expectations about our businesses and the real estate markets in which we operate.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties or other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties and costs related to the imposition of conditions on receipt of governmental approvals and costs of acquisition and entitlement, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this report.

Results of Operations

We were organized on April 15, 2004 and have not had any revenues from operations.  Our business plan has been formed and we have commenced implementation of our plan by acquiring rights to twelve parcels of land as discussed in the Item 1 “Business” and Item 3 “Properties.”

Financial Condition

As of September 30, 2006, we had cash and cash equivalents of $1,685,598 on hand which is available for working capital requirements, including future operating expenses. We do not have sufficient funds to pay fixed operating costs that we may incur during the next 12 months without raising additional money. In addition , we will need additional funds in order to aggressively pursue our primary business of land development through the acquisition of properties and taking those properties through the entitlement process. For instance, the aggregate purchase price on all the properties and water rights upon which we currently have placed deposits is many times more than our cash and cash equivalents on hand which as of September 30, 2006 totaled $1,685,598 .. Therefore, while maintaining sufficient reserves to cover our fixed operating expenses, we intend to raise additional funds. Our primary source for funding has been private placements of our common and preferred member units.   Since our inception through November 13, 2006 we have raised a total of $ 25,946,000 ..

On March 28, 2006, we entered into a promissory note in the amount of $5,380,293 with ANB Financial N.A.  The loan is collateralized by a deed of trust to properties that we own. The note has a 90 day term and bears interest at the greater of 10% or prime plus 0.75% per annum. The loans maturity date is March 28, 2007. If the loan is not repaid at that time, the default interest rate increases to 18%. The proceeds of the loan went toward the closing of land located in Tooele Utah. The loan was personally guaranteed by some of our officers and directors, namely, Robert Geringer, Kirby Cochran and Douglas Child.

In the future, we intend to source equity financing through investment banks and licensed broker dealers. In some cases, we will obtain the capital to purchase properties via joint ventures. Our business plan will take many years at significant expense to fully implement. Despite the fact that the material portion of such anticipated expenses are not currently subject to any contractual commitments, we intend to purchase properties out of our cash reserves which would rapidly deplete our cash resources. We may also borrow funds from time to time to fund land purchases.

Our general administrative and related expenses have increased substantially in recent months. In addition to the total of $870,600 that we pay annually to our four executive officers, we pay fees to consultants in connection with operations, the entitlement processes, and investor relations. We currently pay compensation to four of our executive officers and several other employees. Two of our executive officers, Kirby D. Cochran and Robert D. Geringer are currently compensated $25,000 per month. Jeff Austin is compensated $ 20 , 833 per month and Douglas W. Child is compensated $ 15,000 per month. In 2005, we paid $992,153 in wages, plus $418,797 for consulting, legal and other professional services. We have paid out $ 2,289,743 and $ 2,613,858 , for wages and for consulting, legal and other professional services, respectively since our inception on April 15, 2004 through September 30 , 2006.

Our recent executive compensation totals represent a compensation increase trend in our compensation arrangements from 2004 totals. We intend to fund these compensation packages out of cash on hand. We intend for our land purchase contract commitments to be funded by remaining cash on hand, additional capital raises and joint ventures. We do not expect any significant changes in our executive or employee salaries in the coming 12 months, except for the salaries of our anticipated new employees.

ITEM 3.

PROPERTIES

As of November 11, 2006 , we have paid deposits on properties located in California, Arizona, Tennessee, Nevada and Utah. We have walked away from our obligations and rights to all properties in Nevada and Tennessee due to the fact that the properties no longer appeared to be properties that could be entitled and developed or resold in an appropriate time period, or at a cost profit ratio that our management deemed to be suitable for our business model. The amounts of money that we invested in connection with these properties which we will be unable to recover and have written off is $ 402,792 .. We currently have purchased or placed deposits on a total of fourteen parcels. Three parcels totaling 600 acres are located in California, seven parcels totaling 529 acres are located in Utah and four parcels totaling 493.28 acres are located in Arizona. The parcels to which we have rights are described in more detail below.

Fresno County California Properties

In September, 2004, we entered into two agreements entitled Assignment and Assumption of Purchase and Sale Agreement (collectively the “Assignment”) wherein we were assigned the rights to purchase two properties to which Brett Baillio had previously acquired purchase rights. The properties consist of 158 and 181 acres of raw land in the cities of Coalinga and Firebaugh, California, respectively. The purchase price for the properties was $3,838,250 and $7,890,900, respectively.

Our benefit for entering into the Assignment is that we were in a position to acquire land that we believed would appreciate in value due to general appreciation trends in the area and as a result of our entitlement efforts. Mr. Baillio’s benefit for assigning his purchase rights to us stemmed from eliminating the requirement that he finance the collective $10.5 million purchase price, but kept him in a position to profit from the resell of the properties once they had been worked through the entitlement process and parceled up or otherwise improved by us. Section 2 of the Assignment required us to pay Mr. Baillio 10% of the proceeds from any resale of the property by us within three years of the closing date of the property purchase. In addition, Section 2 of the Assignment also required us to pay Mr. Baillio 30% of our net profits from the resale of the properties. Prior to cancellation of the original assignment we paid costs totaling $180,409 and $149,145 for the Coalinga and Firebaugh properties, respectively. The costs include all deposits and costs paid to Mr. Baillio in connection with the purchase of the properties between the period from the Assignment to the Reassignment.

In June, 2005, we entered into two agreements entitled Reassignment and Assumption of Purchase and Sale Agreement (collectively the “Reassignment”) wherein we reassigned our rights to the two properties back to Mr. Baillio and eliminated our duties under the Assignment. We entered into the Reassignment due to the fact that we had other investment opportunities in which we preferred to deploy capital. In addition to preserving capital, we are in a position to benefit from the Reassignment because Mr. Baillio agreed to pay to us $10.5 million as consideration for the Reassignment. Mr. Baillio has agreed to pay an additional $10.5 million to us while continuing to be responsible for the $11.7 million purchase price to the seller. Mr. Baillio closed on the purchase of Coalinga in September 2005 and Firebaugh in February 2006. Mr. Baillio is in a position to benefit from the resale value of the properties if they exceed the sum of the aggregate $11.7 million purchase price and the $10.5 consideration for the Reassignment to be paid to us. We believe that the property has appreciated due to market conditions and entitlement improvements made by us. We estimate the current value of the properties to total approximately $30 million. However, neither property has been resold by Mr. Baillio.

During the period between the Assignment and the Reassignment, we reimbursed Mr. Barillio for all deposits and costs incurred by him in connection with the purchase of the properties. In addition, we have paid other deposit and entitlement costs totaling $1,210,785 for Firebaugh and $ 125,145 for Coalinga through November 13,2006 .. In 2006, we paid an additional $1,000,000 to the original sellers of the properties to maintain Mr. Baillio’s purchase rights. The Reassignment did not require us to pay the additional $1,000,000. However, our management believed it prudent to pay the amounts due by Mr. Baillio in order to maintain the rights under the purchase and increase the likelihood of recovering the consideration owed to us by Mr. Baillio. We will seek recovery of the $1,000,000 in addition to the $10.5 million owed us under the Reassignment. We also interpret language of the Reassignment to allow us to recover the $329,554 in deposit and entitlement costs paid by us in connection with the properties; however, there is ambiguity in the Reassignment and potential for dispute between the parties on this point.

The Reassignments require Mr. Baillio to pay the consideration in December, 2005 and February 2006, respectively.  To date, Mr. Baillio has failed to pay us and is in default of the Reassignment. There are no termination rights for Mr. Baillio. Mr. Baillio has indicated to members of our management that he intends to pay us immediately upon his resale of the properties. The properties are for sale. However, due to recent downturns in the real estate market in the area, our management assesses that demand for raw land has softened. In response to the market shift, our management is currently reviewing the benefits of advancing the physical development of the properties through excavation, installation of curb and gutter, sewer lines and possibly building construction. We currently do not have any other partnership agreements with Mr. Baillio. However, we may partner with him in the physical development of the properties.

Alternative to facilitating further development of the properties, we are entitled under the terms of the Reassignments to bring a court action against Mr. Baillio for failure to pay. C urrently have not commenced any actions against Mr. Baillio for breach of contract .. We believe that is we obtain a judgment against Mr. Baillio, we could foreclose on the land. However, our positions are subordinate to lien positions held by those who financed Mr. Baillio’s purchase of the properties and our management believes that the market for distressed land sales in the area is soft. As a result, obtaining a judgment and forcing a fire sale of the land does not currently appear to be a prudent avenue to maximize profits. Nevertheless, opportunities in the real estate market and opportunities presented to us may improve the attractiveness of attempting foreclosure against the properties.

Our management recognizes that our president, Robert Geringer’s relationship with Mr. Baillio creates a potential conflict of interest. However, Mr. Geringer has disclosed the scope of and nature of his relationship with Mr. Baillio to our board. Our board deems Mr. Geringer’s interactions with Mr. Baillio to be fair to us. Notwithstanding his influence within our management team, Mr. Geringer does not have unilateral authority, nor veto power, with regards to whether we sue Mr. Baillio nor how we move forward with the Fresno properties, or any other properties to which we have rights.

We do not intend for reassignment of purchase rights to be our primary model. However, our lack of liquidity caused us to in effect flip the property to retain the value that we had created from working the properties through the entitlement process.

Tooele County Utah Properties

We have purchased 264 acres of raw land in Tooele, Utah for $7,172,453, plus water rights for $1,139,406. We intend for the property to be a family residential development. We are working through entitlements for 900 to 1,000 single-family homes on the properties, including multi-family residences .. .. As of November 13, 2006, we have incurred $ 89 , 179 in entitlement costs in the form of government filing fees, engineering fees and legal fees in connection with planning and approvals, Tooele zoning entitlements, conceptual and master land use plan, noise assessment study, and annexation requests. We are currently working through water rights and annexation issues affecting the properties. .. We believe that there may be additional entitlement costs in connection with the Tooele properties between $100 and $300 thousand. We intend to sell the lots in three phases. We believe that we will be able to sell approximately 30% of the lots during 2007 .. We anticipate selling the lots to home builders.

We targeted the Tooele area because of its sustained growth. According to the most recent US Census, Tooele’s population is growing. Members of our management who live and work in northern Utah observe that much of the growth is attributable to young families who find the cost of new homes in Tooele attractive in comparison to those in Salt Lake City.

Our management believes that almost half of Tooele’s workforce commutes 20 to 30 miles on Interstate 80 to jobs in neighboring Salt Lake valley. Tooele’s local economy is starting to keep pace, led by retail and other services to support the growing population. A major boost to the employment base came from the Utah Industrial Depot, a converted military base, now home to some 60 private employers including a 195,000 square-foot Freightliner truck refurbishing facility. The Depot is about four miles from Castle Arch’s properties.

Other major employment sectors in Tooele County are government, military, manufacturing, environmental services and distribution, including a Wal-Mart regional distribution center in nearby Grantsville. The recently completed Miller Motor Sports Park will be a major motor sports venue and is scheduled to begin hosting national circuit events in June 2006. Just ten minutes from the Castle Arch property, the Park is expected to spur additional recreational, lodging and hospitality development in the area.

The Castle Arch project lies at the northern end of the Tooele municipality, seven miles from Interstate 80 and close to schools, community amenities and shopping, including a Wal-Mart SuperCenter, two grocery supermarkets, and a Home Depot store scheduled for completion in spring of 2006.

Kingman Arizona Properties

We have purchased three parcels of raw land in the Kingman Arizona area.  In one transaction, we paid $ 5,626,397 for a 216 acre parcel. In a second transaction, we paid $454,611 for a 21.26 acre parcel. In a third transaction, we paid $5,686,325 for an additional 216 acre parcel. We intend to acquire an additional raw land in the Kingman area. As discussed in the section entitled “Business”, we intend, in connection with Castle Arch Kingman, LLC to develop a community with up to 10,000 dwelling units, two golf courses, a club house and other recreational amenities. We plan to sell fully entitled building lots to production builders over a period of seven to ten years, with the first lot sales anticipated to begin in 2008. As of the date of this registration statement, we have paid $ 75,575 in entitlement costs for legal and engineering, including a topographical survey of the properties.

We are interested in developing land in the Kingman Area because it is located 95 miles southeast of Las Vegas, Nevada in Mohave County, Arizona. Mohave County is one of Arizona’s fastest growing counties, registering 65% population growth in the last ten-year U.S. census report. Our management believes that Mohave County has potential for new job creation in manufacturing, distribution, recreation and tourism as well as from services to an influx of retirees, mostly from California.

The Kingman area has good transportation access. With the completion of the Hoover Dam Bypass in 2008, U.S. Highway 93 will be a four-lane divided highway over the 95 miles between Kingman and Las Vegas. Interstate 40 links Kingman with Southern California. The Kingman airport’s 6,000-foot runway handles large commercial aircraft. Kingman is served by three commercial flights daily to and from Phoenix, as well as numerous charter services.

We believe that Kingman’s climate will attract property buyers. Kingman’s elevation at 3,400 feet above sea level gives it a moderate climate with highs averaging 96ºF in the hottest month (July) and 54ºF in the coldest month (January). This pleasant, sunny climate makes Kingman a very attractive destination for retirees and compares favorably against the average 104º summer highs of Phoenix and Las Vegas. Kingman’s proximity to Las Vegas, Henderson, Boulder City, Laughlin and Lake Mead make it a feasible location for commuters. We anticipate that local and regional growth, combined with good transportation infrastructure, will fuel the demand for high-quality housing and recreation facilities in the Kingman area.

Imperial County Properties

We originally placed deposits on two properties totaling 320 acres in Imperial County, California. However, we received a full refund for one of the properties due to the fact that we were unable to remove encumbrances on the land in connection with the California Land Conservation Act of 1965, commonly referred to as the Williamson Act. The Williamson Act enables local governments to enter into contracts with private landowners for the purpose of restricting specific parcels of land to agricultural or related open space use.

We now have a deposit on 160 acres. The total purchase price of the property is $7.5 million. As of Novembe r 13, 2006 we have incurred $156,626 in entitlement costs in the form of government filing fees, engineering fees and legal fees in connection with planning and civil engineering services, environmental site assessment, biological study, burrowing owl survey, tentative subdivision map, engineering services, site assessment, preparation of conceptual layout, biological assessment, research and reporting, environmental consulting services.

Offices

We maintain administrative offices in Beverly Hills, California. Robert Geringer controls the primary lessee of the Beverly Hills property and we pay him directly for the use of the office, see the section entitled “Certain Relationships and Related Transactions”. In addition, we pay for a portion of the office expenses for Kirby D. Cochran and Douglas W. Child, two of our executive officers located in the State of Utah and for Jeff Austin our senior vice president located in Orange County California.   We have also leased approximately 2,000 square feet of office space in the Salt Lake City, Utah area where we base our accounting , legal and research departments. We believe that we currently have adequate leased space to accommodate current operations and that facilities for administrative personnel are adequate for expansion plans.  We also believe that expansion space is readily available in virtually all the markets in which we operate.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information about the beneficial ownership of our common stock as of November 7 , 2006 by:

*

each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

*    each of our directors and named executive officers;

*    all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable.  The percentage of beneficial ownership of our common units subject to this registration statement is based on a total of 23,540,295 common units outstanding as of November 7 , 2006. Preferred units which we intend to redeem at prices ranging from $1.00 to $5.00 per unit total 10,253,951 issued and outstanding of which 576,500 or 5.62 % are owned by our executive officers.

Name and Address of Beneficial Owner	Number of Common Units Beneficially Owned (1)	Percentage of Class
Kirby D. Cochran (2) 9595 Wilshire, Suite PH 1000 Beverly Hills, CA, 90212	8,106,167	34.49%%
Robert D. Geringer (3) 9595 Wilshire, Suite PH 1000 Beverly Hills, CA, 90212	4,106,167	17.44%
Jeff Austin (4)(5) 9595 Wilshire, Suite PH 1000 Beverly Hills, CA, 90212	2,509,167	10.66%
Douglas W. Child (6) 1284 Flint Meadow Dr., Suite D Kaysville, UT 84037	850,883	3.61%
All current directors and executive officers as a group (4 persons)	15,572,334	66.15%

(1)

Units include common units only; Our preferred shares are not convertible into commons shares or other voting shares.

(2)

Kirby D. Cochran is our chief executive officer and a member of our board of directors and owns a total of 8,270,667 units consisting of 8,106,167 common units and 164,500 preferred units.

(3)

Robert D. Geringer is our president and a member of our board of directors and owns a total of 4,270,667 units consisting of 4,106,167 common units and 164,500 preferred units.

(4)

Jeff Austin is our senior vice president and a member of our board of directors and owns a total of 2,676,000 units consisting of 2,509,167 common units and 167,500 preferred units.

(5)

Douglas W. Child is our chief Financial officer and a member of our board of directors and owns a total of 930,833 units consisting of 850,833 common units and 80,000 preferred units.

ITEM 5

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of Castle Arch Real Estate Investment Company, L.L.C., as of November 13, 2006 , include the following persons:

Name	Age	Position

Kirby D. Cochran	52	Chairman & Chief Executive Officer

Robert D. Geringer	47	Director and President

Douglas W. Child	46	Director and Chief Financial Officer

Jeff Austin	51	Director and Senior Vice President

William Warwick	70	Director

William Davidson	54	Director

Kirby D. Cochran chief executive officer and chairman of the board of directors, age 51, has extensive knowledge and experience investing in growth, emerging growth and established operating companies. He has bought and sold millions of dollars of real estate throughout his career, with a primary focus on raw land including a 70-acre development in Wyoming. In the past five years, Mr. Cochran has been an angel investor and business consultant, assisting over a dozen growth stage companies with their strategy and operations.

Mr. Cochran holds an MBA from North Dakota State University and has taught graduate school for several years as an adjunct professor in the Business and Finance departments at the University of Utah. He teaches courses in finance, business strategy, analysis, growth and venture financing. His teaching has given him the time and ability to develop proprietary capitalization models using debt and equity instruments for the investment, acquisition and operations of companies.

Robert Geringer, president and member of the board of directors, age 46, is a licensed attorney with practical and legal experience in development, finance, taxation syndications, and mergers and acquisitions. He has participated in the management of several real estate development companies in various locations across the United States.

An approved HUD developer, Mr. Geringer is highly experienced in the development of single-family residential, commercial and specialty use real estate. Projects in which Mr. Geringer has been involved include the formation, development, management and continuing operation of commercial and residential real estate projects in California, Tennessee, New Mexico and Texas.

Mr. Geringer recently completed the development of a 240-unit multi-family facility in San Antonio, Texas and a 175-lot residential project in Brentwood, Tennessee. He was also instrumental in the acquisition and build-to-suit development of a distressed property for Federal Express and The Los Angeles Times (Times Mirror Corporation).

Mr. Geringer has been involved in most phases of business formation and operations and has served in the capacity of both officer and director in numerous companies. He received his B.A. in Economics from UCLA in 1981, and his J.D. from Southwestern University in 1985. He also holds an LLM in Taxation from New York University.

Douglas W. Child, chief financial officer and member of the board of directors, age 45, is the Managing Partner of Child, Van Wagoner & Bradshaw, PLLC, Certified Public Accountants. As the managing member of two other real estate and holding companies, Mr. Child is experienced in a broad array of real estate areas including: residential development, residential foreclosures of both conventional and HUD mortgages and real estate taxation. He is also a licensed mortgage broker with numerous high-level contacts in the real estate industry.

As a member of the American Institute of Certified Public Accountants (AICPA), Mr. Child has over 20 years of audit, tax and management consulting experience with both Ernst & Young and in his own accounting practices.

Mr. Child’s specialties include financial statement and compliance audits for publicly held entities, private investment funds, small businesses, and non-profit organizations. He has served as an expert witness in numerous depositions ranging from breaches of contract to valuation of property issues. In addition to managing the income tax practices of Ernst & Young’s Small Business Advisory Services and his own practices, Mr. Child has also performed business valuations for several entities.

Mr. Child’s firm, Child, Van Wagoner & Bradshaw, PLLC is registered with the newly formed Public Company Accounting Oversight Board, which qualifies his firm to perform public accounting audits. He is a graduate of Utah State University with a B.S. in Accounting, and is licensed as a CPA in Utah, Wyoming, Colorado, Idaho, Nevada, Missouri and Montana.

Jeff Austin, senior vice president and member of the board of directors, age 50, has over 25 years of experience in sales and marketing. He was brought onboard for his ability and experience in leveraging teamwork and accountability to elevate service-focused organizations to new levels of performance. He has focused on building and growing companies through by attracting strategic partners and building relationships between and within businesses.

Mr. Austin’s industry experience includes high tech, financial, medical and real estate software services. He is the former President of FIS Inc., where he led the company’s development and marketing of Enterprise Facility and Portfolio Real Estate Management software products on an international scale. His responsibilities included direction of sales, services and marketing to Fortune 100 companies as well as the Federal Government. He is also a former Vice President of Sales for Qwest Communications, Corio Inc., JBA International and PeopleSoft.

Mr. Austin has personally invested in and purchased several million dollars of real estate properties and companies, including several apartments, residential properties and real estate focused limited partnerships. Further, under his guidance FIS developed application software to manage some of the largest real estate properties in the world for companies including Sprint, Cisco, Verizon, Corning, Intel and many other high profile customers. Mr. Austin received his B.S. in Business Marketing from the University of Colorado.

William Warwick, independent member of the board of directors, age 70, is a business consultant with over 40 years of experience, primarily in the telecommunications industry. Mr. Warwick most recently served as Senior Vice President, AT&T, and Chairman and CEO, AT&T China, Ltd. and continues to serve as Chairman, AT&T China.

Mr. Warwick has served: on the board of directors for the US/China Business Council, Beijing, 1994-1996; as Chairman of the Board, American Chamber of Commerce, Beijing, 1995; Board of Trustees, New Jersey Business and Industry Association, 1988-1994; Vice-Chairman of the Board, New Jersey Business and Industry Association, 1992-1993; Board of Directors, New Jersey Manufacturers Insurance Company, 1988-1994; Vice Chairman of the Board, New Jersey Manufacturers Insurance Company, 1992-1993; and the Board of Directors, Semiconductor Industry Association, 1987-1993.

William H. Davidson, Ph.D. independent member of the board of directors, age, 54, began his career in academia, serving as a tenured Professor of Management at the Marshall School of Business, University of Southern California, from 1985 to 1998. He was acknowledged as the most widely cited academic in the field of international management over the decade spanning 1985 to 1995. Fortune Magazine selected his book 2020 Vision (with Stan Davis) as the Best Business Book of the Year in 1992. John Wiley Press published his latest book, Breakthrough, in 2004.

Mr. Davidson founded MESA Inc., a management consulting firm acquired by Deloitte & Touche in 1996. MESA's clients included over half of the Fortune 100. As a national partner at Deloitte, Mr. Davidson had leadership responsibilities for the telecom consulting practice from 1996-98, during which period the practice grew by over 900 percent. Mr. Davidson has served on five public company boards and a number of private company boards; he is a managing member of two investment funds, and is a partner in a Chinese development group. He is an active adviser to senior management of several core clients.

Mr. Davidson earned an A.B. in Economics, an M.B.A. and a doctorate in Business Administration, all from Harvard University.

ITEM 6.

EXECUTIVE COMPENSATION

Summary Compensation Table

The cash and non-cash compensation that we have paid during the fiscal years ended December 31, 2005 and December 31, 2004 to our Chief Executive Officer and our other executive officers is detailed in the following table.

Long-Term Compensation
		Annual Compensation						Awards	Payouts		All Other Compen-sation
Name and Principal Position	Year	Salary(5)		Bonus		Other Annual Compensation		Securities Underlying Options(#)	LTIP Payouts

Kirby D. Cochran (1) Chairman and CEO	2005 2004	$ $	281,000 38,000	$ $	— —	$ $	— —	— —	$ $	— —	$ $	— —

Robert D. Geringer (2) President	2005 2004	$ $	281,000 30,000	$ $	— —	$ $	— —	— —	$ $	— —	$ $	— —

Douglas W. Child (3) CFO	2005 2004	$ $	170,000 24,000	$ $	— —	$ $	— —	— —	$ $	— —	$ $	— —

Jeff Austin (4) SVP	2005 2004	$ $	171,000 48,000	$ $	— —	$ $	— —	— —	$ $	— —	$ $	— —

(1)

Kirby D. Cochran is currently compensated $25,000 per month.

(2)

Robert D. Geringer is currently compensated $25,000 per month.

(3)

Douglas W. Child is currently compensated $7,500 per month.

(4)

Jeff Austin is currently compensated $15,000 per month.

(5)

Three of our executive officers receive $2,000 per month toward reimbursement for office expenses and Robert Geringer receives $10,000 toward reimbursement of expenses, including our sublease of our headquarters in Beverly Hills California. These reimbursements of expenses are not disclosed in the salary column. These officers also receive reimbursements for travel and other expenditures incurred directly in connection with their services as our officers and directors.

Long-Term Incentive Plan Awards/Employment Agreements

We do not maintain any long-term incentive plans. However, our board of directors may adopt, with member approval, an option plan where up to 20% of our authorized common units may be purchased by employees.  The option plan may provide for the grant of nonstatutory unit options and the grant of unit purchase rights both our employees, non-employee directors, consultants and advisors, and to the employees, non-employee directors, consultants and advisors of subsidiary corporations.  Under the option plan, the exercise price or purchase price may, at the discretion of our board of directors or the committee appointed by the board to administer the option plan, be paid in cash, cash equivalents, promissory notes, surrender of stock, a cashless exercise, past services, cancellation of indebtedness owed to the grantee or any form of payment that is consistent with applicable laws, regulations and rules.

We have consulting agreements with each of our four executives.  The consulting agreements are substantially similar except with respect to compensation.  Each agreement provides for:

•          An at will term that may be terminated with one week notice by the executive or the company;

•          A monthly consulting fee, plus reimbursement of expenses; and

•          A covenant to not render or perform any services for any other corporation, firm, entity or person which would impair the executive’s ability to perform his duties to us.

Under the consulting agreements, Messrs. Cochran and Geringer are entitled to $25,000 per month, respectively, in compensation. Messrs. Child and Austin are entitled to $15,000 per month each. In addition to their base compensation, each of our officers receives a monthly $2,000 fee for reimbursement of expenses.

Significant Employees

Except for our executive officers, we have no significant employees.

Option Grants

We did not grant any options to our executive officers in the fiscal year ended December 31, 2005.

Option Exercises and Year-End Option Values

None of our executive officers held any options as of December 31, 2005.

Compensation of Our Independent Directors

Each of our directors who are not also an employee receives director fees not to exceed $25,000 per annum.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 There have been no transactions since our inception to which we were a party in which any officer director or owner of 10% or more of our common units had a direct or indirect material interest other than benefits shared equally (pro rata) by all holders of our common units. In the future, we believe that the terms of transactions benefiting our officers, directors or 10% owners to be at least as favorable to us as we would expect to negotiate with unrelated third parties.

Our officers and certain of the board members engage in a wide range of activities, including financial advisory, real estate investment, managing private investments, teaching university classes and private equity and venture capital activities. In the ordinary course of their business, therefore, they may engage in activities that may conflict with our interests.

Manager’s Involvement in Our Line of Business

Robert Geringer, our president and member of our board of directors, engages in our line of business of acquiring land, holding it, improving it though entitlements and other means and reselling it. Mr. Geringer currently owns a total of several hundred acres of land located in the California cities of Exeter, Chester and Rio Rancho and the city of Porterville New Mexico. Among Mr. Geringer’s partners, Brent Baillio is involved in each of these four projects.  Mr. Baillio also is involved with us in connection with the two properties located in the County of Fresno California. Mr. Baillio acquired the rights to purchase those properties in 2004 and assigned those rights to us. We have since reassigned the purchase rights back to him, and are entitled to receive over $10 million as consideration for that reassignment. In no case has Mr. Geringer, nor any of our officers or directors been allowed to acquire for his own benefit an opportunity that would have been valuable and germane to our business, unless that opportunity is first offered to the corporation and declined by a disinterested board of directors or by action of our members. In the case of the four projects described above, Mr. Geringer commenced those transactions prior to Castle Arch’s creation and capitalization.

Ownership of Securities by Management

Our chief executive officer, chief financial officer, president, senior vice president, and directors currently own or control 15,572,334 or 66.15% of the 33,794,246 common units outstanding and 576,500 or 5.62% of the total 10,253,951 preferred units outstanding for which they paid a grand cash total of $549,200. All of the common units presently issued and outstanding are “restricted securities” as that term is defined under the Securities Act of 1933, as amended, and, as such, may not be sold in the absence of registration under the Securities Act of 1933, as amended or the availability of an exemption from registration.

Reimbursement of Officers’ Administrative and Office Expenses

Some of our officers provide office facilities and administrative services to the Company. During the twelve month period ended December 31, 2005, we paid $180,000 to these persons or entities for facilities and administrative services. Three of our executive officers received $2,000 per month toward reimbursement for expenses. Officer Robert Geringer received $10,000 toward reimbursement of office expenses, which included reimbursement for our use of property located at 9595 Wilshire, Suite PH 1000, Beverly Hills, California as our headquarter office. Mr. Geringer controls the primary lessee of the Beverly Hills property.

Transactions by the Management

Our executive officers or directors may pursue acquisitions of assets and businesses in connection with their existing businesses or a new line of business without first offering such opportunities to us.

Our Executive Officers’ or Directors’ Other Business Activities

Our executive officers or directors are involved in a variety of business and professional activities outside of managing our operations.  These other activities may result in a conflict with respect to the allocation of management resources away from our operations and to other activities.

Diverse Membership; Relationships with Members

Owners of our securities may include persons or entities organized in various jurisdictions, including the United States and Asian and European countries, which may have conflicting investment, tax and other interests with respect to their investments in us. The conflicting interests of particular members may relate to or arise from, among other things, the nature of investments made by us, the structuring of the acquisition of real estate investments, and the timing of disposition of real estate investments. Such structuring of our investments and other factors may result in different returns being realized by different members. As a consequence, conflicts of interest may arise in connection with decisions made by our management, including with respect to the nature of structuring of real estate investments, which may be more beneficial for one member than for another member, especially with respect to the member’s particular tax situations.

Management of the Company

Our Management devotes only such time to our operations as they, in their sole discretion deem necessary to carry out our operations effectively. Except as described above, our officers and directors work on other projects and conflicts of interest may arise in allocating management time, services or functions among such affiliates.

Limitation of Rights

The Operating Agreement provides that our management will not be liable for actions taken by them in good faith in furtherance of our business, and will be entitled to be indemnified by us in such cases. Therefore, our members may have a more limited right against the management, their affiliates and their respective related parties than they would have absent such limitations in the Operating Agreement. In addition, indemnification of the management, their affiliates and their respective related parties could deplete our assets possibly resulting in loss by the members of a portion or all of their investment.

ITEM 8.

LEGAL PROCEEDINGS

We are currently not involved in any legal proceedings.

ITEM 9.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of November 13, 2006, there were approximately 492 holders of record of our common and preferred units. We have no outstanding options, warrants to purchase or securities convertible into our common equity. In addition, we have no common units that can be sold pursuant to Rule 144, and, we have no securities that are being publicly offered or that we are proposing to publicly offer.  There is no public market for our membership interests.  We have elected to be treated as a partnership for federal and state income tax purposes.  As a consequence, under current law, holders of membership interests will receive annual K-1 reports or direct allocations of profits or losses relating to our financial results.

Dividends

We intend that the first 40% of net profits will be paid as a dividend to holders of the common units to offset phantom income tax liability.  However, we are not bound to do so and may use profits to redeem preferred units and pay preferred dividends. In addition, we currently do not have, and may not have in the future, any net profits for distribution.

Once preferred units have been redeemed, if ever, earnings may be distributed to the holders of common units. Any future determination as to the distribution of cash dividends will depend upon the earnings and financial position at that time and such other factors as the Company’s board of directors may deem appropriate.

ITEM 10.

RECENT SALES OF UNREGISTERED SECURITIES

 Since our inception in April 2004, we issued and sold securities not registered under the Securities Act of 1933, as amended, as follows:

(1)

In conjunction with our founding, we issued 15,200,000 common units to our founders for a total of $15,200 in cash in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933. We believe that this sale of securities did not involve a public offering because it was an initial allocation of securities made solely to our founders.

(2)

Between May and July 2004, we issued and sold 1,000,000 common units and 1,000,000 series A preferred units to 24 accredited investors for a total of $1,000,000 in cash. We believe the transactions to be exempt under Section 4(2) of the Securities Act of 1933, as amended, because they did not involve a public offering, and on the basis that each investor is an accredited investor as defined in Rule 501 of Regulation D. We believe that this sale of securities did not involve a public offering because we provided each of our investors with a private placement memorandum disclosing items set out in Rule 501 and 506 of Regulation D and filed a Form D with the SEC. On this basis, we believe the securities were sold subject to a safe-harbor afforded by Regulation D. The shares sold were restricted securities as defined in Rule 144 (a)(3). Further, each common stock certificate issued in connection with this private offering bears a legend providing, in substance, that the securities have been acquired for investment only and may not be sold, transferred or assigned in the absence of an effective registration statement or opinion of the Company's counsel that registration is not required under the Securities Act of 1933.

(3)

Between August and October 2004, we issued and sold 1,000,000 common units and 2,000,000 series B preferred units to 51 accredited investors for a total of $2,000,000 in cash. We believe the transactions to be exempt under Section 4(2) of the Securities Act of 1933, as amended, because they did not involve a public offering. We believe that this sale of securities did not involve a public offering on the basis that each investor is an accredited investor as defined in Rule 501 of Regulation D and because we provided each of our investors with a private placement memorandum disclosing items set out in Rule 501 and 506 of Regulation D. The shares sold were restricted securities as defined in Rule 144 (a)(3). Further, each common stock certificate issued in connection with this private offering bears a legend providing, in substance, that the securities have been acquired for investment only and may not be sold, transferred or assigned in the absence of an effective registration statement or opinion of the Company's counsel that registration is not required under the Securities Act of 1933.

(4)

Between December 2004 and June 2005, we issued and sold 1,100,000 common units and 3,300,000 series C preferred units to 62 accredited investors for a total of $3,330,000 in cash. We believe the transactions to be exempt under Section 4(2) of the Securities Act of 1933, as amended, because they did not involve a public offering We believe that this sale of securities did not involve a public offering on the basis that each investor is an accredited investor as defined in Rule 501 of Regulation D and because we provided each of our investors with a private placement memorandum disclosing items set out in Rule 501 and 506 of Regulation D.  The shares sold were restricted securities as defined in Rule 144 (a)(3). Further, each common stock certificate issued in connection with this private offering bears a legend providing, in substance, that the securities have been acquired for investment only and may not be sold, transferred or assigned in the absence of an effective registration statement or opinion of the Company's counsel that registration is not required under the Securities Act of 1933.

(5)

Between July 2005 and December 2005, we issued and sold 2,659,167 common units and 2,659,167 series D preferred units to 198 accredited investors for a total of $13,295,836 in cash. We believe the transactions to be exempt under Section 4(2) of the Securities Act of 1933, as amended, because they did not involve a public offering We believe that this sale of securities did not involve a public offering on the basis that each investor is an accredited investor as defined in Rule 501 of Regulation D and because we provided each of our investors with a private placement memorandum disclosing items set out in Rule 501 and 506 of Regulation D.  The shares sold were restricted securities as defined in Rule 144 (a)(3). Further, each common stock certificate issued in connection with this private offering bears a legend providing, in substance, that the securities have been acquired for investment only and may not be sold, transferred or assigned in the absence of an effective registration statement or opinion of the Company's counsel that registration is not required under the Securities Act of 1933.

(6)

During the twelve month period ended December 31, 2005 we issued 221,481 common units as finders’ fees valued at $345,184.  Of these amounts, 38,750 common units valued at $19,375 were issued in connection with the series A offering to seven people who introduced investors to us, 30,076 common units valued at $30,076 were issued in connection with the series B offering to twelve people who introduced investors to us, 84,451 common units valued at $125,224 were issued in connection with the series C offering to sixteen people who introduced investors to us, and 68,204 common units valued at $170,509 were issued in connection with the Series D offering to thirty people who introduced investors to us.  In many cases, the persons who introduced investors to us had the option of being paid with cash or a combination of cash and units. Common units representing finders’ and other consulting fees are valued in our financial statements based on payment options available to the recipient which provide payment in the form of cash only, or a combination of cash and units. Accordingly, the valuation of common units to be paid for finders’ and consulting fees is based on the amount of cash the individual would have been paid had he or she selected the “cash only” option less the amount of cash he would have been paid for the cash and units option.  This value was used for all finders’ and consulting fees to be paid in the form of common units in each respective private placement regardless of whether the individual actually elected the “cash only” option.  We have disclosed this method of valuation in the footnotes to our financial statements.  We issued the shares in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933. We believe that this sale of securities did not involve a public offering because it involved the issuance of a relatively small amount of our securities to a limited number of individuals with whom we already had a relationship.

(7)

During the twelve month period ended December 31, 2005 we issued 22,500 common units valued at $41,250 to the four members of our advisory council.  Of these amounts, 15,000 common units valued at $22,500 were issued during the series C offering, and 7,500 common units valued at $18,750 were issued during the series D offering. We issued the shares in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933. We believe that this sale of securities did not involve a public offering because it involved the issuance of a relatively small amount of our securities to a limited number of individuals with whom we already had a relationship.

(8)

During the first nine months of 2006, we raised $6,350,164 by selling securities to 93 accredited investors. We received $2,575,565 from the sale of our securities during the three month period ended June 30, 2006, we received $2,516,230 from the sale of 503,246 member units to a total of 61 persons during the three month period ended September 30, 2006, and we received $1,258,369 from the sale of 251,674 member units to a total of 15 persons. We believe the transactions to be exempt under Section 4(2) of the Securities Act of 1933, as amended, because they did not involve a public offering We believe that this sale of securities did not involve a public offering on the basis that each investor is an accredited investor as defined in Rule 501 of Regulation D and because we provided each of our investors with a private placement memorandum disclosing items set out in Rule 501 and 506 of Regulation D.  The shares sold were restricted securities as defined in Rule 144 (a)(3). Further, each common stock certificate issued in connection with this private offering bears a legend providing, in substance, that the securities have been acquired for investment only and may not be sold, transferred or assigned in the absence of an effective registration statement or opinion of the Company's counsel that registration is not required under the Securities Act of 1933.

We believe that all offerings of our securities since our inception have been exempt under Section 4(2) of the Securities Act of 1933 because they were “transactions by an issuer not involving any public offering.” We believe that our sales of securities fit into Section 4(2)’s safe harbor set out in Regulation D, Rule 506. We qualify for an exemption under Rule 506, because, as discussed below, our offers and sales of securities satisfy all the terms and conditions of Rule 501 and Rule 502.Moreover, we have never issued any of our securities anyone but accredited investors. We rely on the well settled principle set out in SEC v. Ralston Purina Co., 346 U.S. 119 (1953) and its progeny that the definition of accredited investors is intended to include a class of persons not in need of protection under the Securities Act.

Notwithstanding Ralston and its progeny’s affect on the application of securities laws to issuers who sell securities to only accredited investors, and the plain language of Rule 502(b)(1) of the Securities Act of 1933 which states that “[t]he issuer is not required to furnish the specified information to purchasers when it sells securities under Rule 504, or to any accredited investor”, we have nonetheless always furnished the most recent of the “information contained in an annual report on Form 10-K or 10-KSB under the Exchange Act or in a registration statement on Form S-1, SB-1, SB-2 or S-11 under the Act or on Form 10 or Form 10-SB” as set out by Rule 502(b)(2)(i)(B) of the Securities Act of 1933. Moreover, in addition to the fact that our investors had access to our SEC filings and private placement memoranda which contained information that would otherwise be contained in a registration statement, our investors have access to our management and a relationship with us that enabled them to command access to such information.

In order to ensure that our investors are accredited, we require investors to make signed representations in offering subscription agreements that the investor is accredited. In addition to that representation, we require that each investor fill-out and sign a questionnaire that sets out the basis for their standing as accredited. Finally, and in addition to two forms of attestation of accredited status set out above, members of our management working with potential investors will regularly discuss and confirm the investor’s accredited status.

Consistent with Rule 502, no members of our management, nor any person acting on our behalf, have offered or sold our securities by any form of general solicitation or general advertising. We are not aware of any act by Castle Arch Real Estate Investment Company, any member of our management or any person acting on our behalf that was an advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio referencing the sale of our securities. Moreover, we are not aware of any act by Castle Arch Real Estate Investment Company, any member of our management or any person acting on our behalf that have held any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

ITEM 11.

DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

General

We are authorized to issue up to 50,000,000 common units 100,000,000 preferred units of which 33,794,246 and 10,253,951 are currently issued and outstanding, respectively. Our preferred units are not convertible into commons units or other voting units. New members may be admitted upon the affirmative, written approval of our chief executive officer or our board of directors. Investment money tendered directly to us by prospective members not accepted by the chief executive officer or our board of directors will be not be accepted and immediately returned to the prospective member. Until a potential purchaser’s tender of investment is accepted, that potential investor no member rights and does not hold common or preferred units or any member rights. Prospective member/investor must provide the following executed documents: (1) investor suitability questionnaire; (2) subscription agreement; and (3) operating agreement counter-part signature page, wherein the investor agrees to be bound by the terms of the Amended Operating Agreement. Once these documents are reviewed and considered, the chief executive officer accepts the subscription by signing the acceptance line on the subscription agreement. Once the subscription is accepted, the investor becomes a member and our controller’s office instructs Colonial Stock Transfer Co., our transfer agent, to issue units to the investor.

Series A Preferred Units

The Series A preferred units can be redeemed at a price of $1.00 per unit. The Series A preferred units have preferred dividend rights equal to 8% per year on a cumulative noncompounded basis. These preferred dividends will be paid in cash upon redemption of Series A preferred units and after the return of principal. Holders of Series A preferred units have no voting rights. The Company may, at its option, at any time, redeem any number of outstanding Series A preferred units at a rate of $1.00 per unit, plus any accrued preferred dividend. Holders of series A preferred member units have liquidation preferences over our common units and other subsequent series of preferred units. The result is that in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of record of series A preferred member units shall be entitled to recover their investment prior and in preference to any distribution of any of our assets or surplus funds to the holders of our common units and other subsequently issued preferred units.

Series B Preferred Units

The Series B preferred units can be redeemed at a price of $1.00 per unit. The Series B preferred units have preferred dividend rights equal to 8% per year on a cumulative noncompounded basis. These preferred dividends will be paid in cash upon redemption of Series B preferred units and after the return of principal. Holders of Series B preferred units have no voting rights. We may, at our option, at any time, redeem any number of outstanding Series B preferred units at a rate of $1.00 per unit, plus any accrued preferred dividend. Holders of series B member units have liquidation preferences over our common units and other subsequent series of preferred units. The result is that in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of record of series B preferred member units shall be entitled to recover their investment prior and in preference to any distribution of any of our assets or surplus funds to the holders of our common units and other subsequently issued preferred units.

Series C Preferred Units

The Series C preferred units can be redeemed at a price of $1.00 per unit. The Series C preferred units have preferred dividend rights equal to 8% per year on a cumulative noncompounded basis. These preferred dividends will be paid in cash upon redemption of Series C preferred units and after the return of principal. Holders of Series C preferred units have no voting rights. We may, at our option, at any time, redeem any number of outstanding Series C preferred units at a rate of $1.00 per unit, plus any accrued preferred dividend. Holders of series C member units have liquidation preferences over our common units and other subsequent series of preferred units. The result is that in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of record of series C preferred member units shall be entitled to recover their investment prior and in preference to any distribution of any of our assets or surplus funds to the holders of our common units and other subsequently issued preferred units.

Series D Preferred Units

The Series D preferred units can be redeemed at a price of $5.00 per unit. The Series D preferred units have preferred dividend rights equal to 8% per year on a cumulative noncompounded basis. These preferred dividends will be paid in cash upon redemption of Series D preferred units and after the return of principal. Holders of Series D preferred units have no voting rights. We may, at our option, at any time, redeem any number of outstanding Series D preferred units at a rate of $5.00 per unit, plus any accrued preferred dividend. Holders of series D member units have liquidation preferences over our common units and other subsequent series of preferred units. The result is that in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of record of series D preferred member units shall be entitled to recover their investment prior and in preference to any distribution of any of our assets or surplus funds to the holders of our common units and other subsequently issued preferred units.

Common Units

The holders of our common units are entitled to one vote for each unit held of record by them and may not cumulate votes. This means that the holders of more than 50% of the common units voting for the election of directors can elect all of the directors if they choose to do so. In such event, the holders of the remaining common units will not be able to elect any person to the board of directors. The holders of the common units are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefore, subject to payments of all accrued dividends on outstanding preferred units. In the event of the Company’s liquidation, dissolution or winding up, the holders of the common units have the right to share proportionately in the Company’s remaining net assets after payment of the total liquidation preference of all outstanding preferred units. Holders of common units, as such, have no conversion, preemptive or other subscription rights, and there are no redemption rights applicable to the common units.

Other Preferred Units

In the future, we intend to raise working capital through sales of preferred units.  Our board of directors has authority, in accordance with the provisions of our operating agreement, and without action by the members, to designate and issue all or any portion of the remaining authorized but unissued preferred units, and to determine the voting rights, preferences, privileges and restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of units constituting any series in the designation of such series. Such preferred units, if and when issued, may carry rights superior to those of the common units.

Amended Operating Agreement

Our Amended Operating Agreement does not require annual meetings of the members. Special meetings of the members may be called at any time by the chief executive officer or on the written request of a majority of the membership.

Our members are allowed access to the list of members and voting lists and the right to inspect our books and records.

Amendments to our operating agreement, change our company into another legal form, or merge with another entity must be approved by the affirmative vote of members holding at least 70% of our outstanding common units, voting together as a single class. These voting requirements may make amendments to our operating agreement that members believe desirable more difficult to effect.

Our chief executive officer is already in place and may only be removed by the vote of a 70% supermajority of our members. He currently holds enough common units, over 30%, necessary to unilaterally vote down any other measure requiring supermajority vote, including a vote to remove him from office. As our chief executive officer is entitled to appoint and terminate our executives, a function typically reserved for directors, it is difficult for members to change control of our management. Other than 70% supermajority voting requirements, our operating agreement does not have staggered board election requirements or other provisions that would have the effect of delaying, deferring, or preventing a change in control.

Each Member’s liability for the debts and obligations of the Company shall be limited as set forth in Corps.C. Sec.17000, et seq. and other applicable law. The result is that subject to narrow exceptions, such as guarantor liability and alter-ego liability, members are not liable for the limited liability company’s obligations and/or liabilities.

All distributions, except in the case of dissolution or liquidation, will be in the sole discretion of our management. Our management may to elect to continue to reinvest the initial profits, if any, in additional investments. Any such reinvestment would delay the return of cash to the members and would subject any amounts reinvested to additional risks. Despite intentions to do so, our management is not obligated to make any distributions to cover the income tax obligations of the members created as their percentage of the income earned by us. As a result, members may incur tax liabilities without receiving sufficient or any distributions from us to meet their federal and state tax obligations.

Any transfer, sale, or disposition of our units shall only transfer the right represented by such transferred membership unit to receive a share of the capital, profits, and cash available for distribution by us and shall not result in making any such subsequent holder one of our members.

No member shall have the right or be permitted to demand the return of all or any part of member’s capital contribution except as agreed in writing by all of the members. Any voluntary act of a member that constitutes a withdrawal from the company shall constitute material breach of our Amended Operating Agreement and we shall be entitled to collect damages for such breach. Such damages shall offset any cash or other property otherwise distributable to such member by us.

We shall be dissolved on July 1, 2021 as such date may be extended by action of the chief executive officer for up to ten (10) additional years or by action the chief executive officer;

ITEM 12.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 14 of our operating agreement provides for indemnification of directors and officers to the fullest extent permitted by California law and provides for the advancement of expenses to such officers and directors. Our operating agreement provides that, to the fullest extent permitted by law, our executive officers and directors shall have no personal liability to us or to our members for damages for breach of their fiduciary duty as our executive officers and directors except for damages resulting from acts or omissions which involve willful misconduct, fraud or a knowing violation of law. Accordingly, our executive officers and directors may have no liability to the members or Castle Arch for their acts or omissions performed or omitted pursuant to the authority granted to them under our operating agreement.

Our operating agreement provides that any of our executive officers or directors shall be indemnified to the fullest extent permitted by law and as provided therein. Our operating agreement provides that we will indemnify any executive officers and directors from any liability incurred by it in connection with any proceeding by a third party if the executive officer or director conducted him or herself in good faith, reasonably believed that his or her conduct was in or at least not opposed to our best interest, and, in the case of a criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Such indemnity as to actions by us applies against all liability of the proceeding and is subject to the same good conduct standards of third party claims but is not applicable to liability resulting from the gross negligence or misconduct of such parties unless the court determines that the party is fairly and reasonably entitled to indemnification. We also have the power to indemnify other parties acting in various capacities.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to members, directors, officers, or persons controlling our operations, the SEC is generally of the opinion that such indemnification is against public policy and is therefore unenforceable.

ITEM 13.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Consolidated Statement of Financial Condition (Unaudited)

September 30,
ASSETS	2006
Current assets:
Cash and cash equivalents	$1,685,598
Interest receivable	39,301
Other receivables (Note 4)	200,000
Notes receivable – current	500,000
Prepaid expenses	51,525
Total current assets	2,476,424

Property and equipment:
Office equipment	38,700
Less: accumulated depreciation	(9,155)
Net property and equipment	29,545

Other assets:
Notes receivable - noncurrent	255,000
Properties held for sale	125,145
Other properties held for investment	24,089,619
Options, earnest money deposits, and entitlement costs	472,170
Total other assets	24,941,934

Total assets	$27,447,903

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Accounts payable and accrued expenses	$1,567,751
Preferred unit distributions payable	2,045,440
Notes payable	6,800,944
Total current liabilities	10,414,135

Notes payable – noncurrent	865,037
Total liabilities	11,279,172

Minority interest in consolidated LLC (see Note 2)	1,126,846

Members’ capital:
Common units, 23,476,591, issued and outstanding,
ranging from $.001 to $2.50 per unit	883,412
Non-managing members’ units, series A preferred,
1,000,000 units issued and outstanding, $1.00 per unit	673,105
Non-managing members’ units, series B preferred,
2,000,000 units issued and outstanding, $2.00 per unit	1,411,485
Non-managing members’ units, series C preferred,
3,300,000 units issued and outstanding, $3.00 per unit	2,517,406
Non-managing members’ units, series D preferred,
3,667,526 units issued and outstanding, $5.00 per unit	17,143,905
Deficit accumulated during the development stage	(7,587,428)
Total members’ capital	15,041,885

Total liabilities, minority interest, and members’ capital	$27,447,903

See accompanying notes.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Consolidated Statements of Operations (Unaudited)

					Cumulative
					From
	For the Nine		For the Three		April 15, 2004
	Months Ended		Months Ended		(inception) to
	September 30,		September 30,		September 30,
	2006	2005	2006	2005	2006
Revenues :
Proceeds from sale of property,
net of cost of property sold	$-	$-	$-	$-	$-
Total revenues	-	-	-	-	-

Operating expenses:
Salaries, wages and other
compensation	1,178,506	710,794	576,139	294,123	2,289,743
Selling and marketing	341,586	140,981	124,182	45,001	623,195
Start-up and organizational costs	-	-	-	-	55,696
Office supplies and expenses	365,972	246,364	123,712	149,063	758,708
Legal and outside services	2,076,556	297,430	1,495,966	151,779	2,613,858
Costs of terminated purchase
agreements	157,429	258,363	156,626	258,363	402,792
Travel, meals and lodging	155,626	97,709	68,998	48,846	336,660
Depreciation	5,059	5,621	1,889	1,873	9,155
Amortization of loan
issuance costs	115,005	-	18,774	-	115,005
Taxes and licenses	180	-	-	-	95,158
Total operating expense	4,395,919	1,757,262	2,566,286	949,048	7,299,970

Operating income/(loss)	(4,395,919)	(1,757,262)	(2,566,286)	(949,048)	(7,299,970)

Other revenues/(expenses):
Interest income	58,210	29,957	24,567	11,553	109,073
Interest expense	(382,170)	(231)	(207,427)	-	(382,401)

Income /(loss) from continuing
operations before minority
interest	(4,719,879)	(1,727,536)	(2,749,146)	(937,495)	(7,573,298)

Minority interest in losses of
consolidated subsidiary	(14,130)	-	(14,063)	-	(14,130)

Net loss and deficit accumulated
during the development stage	$(4,734,009)	$(1,727,536)	$(2,763,209)	$(937,495)	$(7,587,428)

Accumulated preferred dividends	$(1,361,998)	$(324,059)	$(507,432)	$(146,553)

Net loss available to common
unitholders	$(6,096,007)	$(2,051,595)	$(3,270,641)	$(1,084,048)

Net loss per common unit (Note 1)	$(.27)	$(.11)	$(.14)	$(.06)

Weighted average units outstanding	22,963,743	19,075,832	23,331,716	19,655,352

See accompanying notes.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Consolidated Statements of Cash Flows (Unaudited)

			Cumulative From
	For the Nine	For the Nine	April 15,
	Months Ended	Months Ended	2004 (inception) to
	September 30, 2006	September 30, 2005	September 30, 2006
Cash Flows From Operating Activities:
Net loss	$(4,734,009)	$(1,727,536)	$(7,587,428)
Adjustments to reconcile net loss to
net cash used in operating activities:
Depreciation	5,059	5,621	9,155
Amortization of debt issuance costs	115,005	-	115,005
Amortization of discount on note payable	26,996	-	26,996
Professional outside services paid in
the form of common units	118,750	41,250	197,500
Changes in operating assets and liabilities:
Interest receivable	(34,906)	-	(39,301)
Other receivables	(200,000)	-	(200,000)
Prepaid expenses	(27,741)	(2,500)	(51,525)
Accounts payable and accrued expenses	1,270,384	(115,843)	1,486,354
Due to related party	-	(20,000)	-
Properties held for sale	-	-	(125,145)
Properties held for investment	(7,889,150)	(3,806,516)	(17,311,543)
Net cash used in operating activities	(11,349,612)	(5,393,838)	(23,479,932)

Cash Flows From Investing Activities
Option, earnest money,
entitlement deposits	(116,317)	(430,430)	(537,106)
Issuances of promissory notes receivable	(400,000)	-	(500,000)
Proceeds from payments on promissory
notes receivable	583,041	(50,000)	583,041
Purchase of property and equipment	(13,016)	-	(38,700)
Net cash provided (used) in investing activities	53,708	(480,430)	(492,765)

Cash Flows From Financing Activities
Proceeds from issuance of member units
for cash (net of offering costs)	6,988,220	6,035,786	25,681,060
Proceeds from subscriptions receivable	1,985,135	301,134	-
Proceeds (payments) from issuance
of notes payable	-	(11,843)	-
Payments for debt issuance costs	(22,765)	-	(22,765)
Net cash provided by financing activities	8,950,590	6,325,077	25,658,295

Net increase (decrease) in cash and cash
equivalents	(2,345,314)	450,809	1,685,598
Cash at beginning of period	4,030,912	2,341,332	-
Cash at end of period	$1,685,598	$2,792,141	$1,685,598

See accompanying notes.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Consolidated Statements of Cash Flows (Unaudited)

				Cumulative
	For The Nine		For the Nine	From April 15,
	Months Ended		Months Ended	2004 (inception) to
	September 30, 2006		September 30, 2005	September 30, 2006

Non-Cash Investing and Financing Activities

Issuance of members’ units for subscriptions
receivable	$527,438		$1,582,389	$527,438
Distributions payable	$1,361,998		$324,058	$2,045,440
Accrued finders fees (offering costs)	$85,022		$33,001	$85,022
Accrued finders fees paid with common units	$81,688		$226,760	$669,912
Issuance of notes payable (net of debt offering
costs and accrued interest) in exchange for
other properties held for investment	$6,708,707		$-	$6,708,707
Issuance of promissory note receivable
pursuant to financing arrangement (Note
1, Item O)	$838,041		$-	$838,041
Accrued interest receivable applied towards
the purchase of other property held for
investment	$2,438		$-	$2,438
Accrued costs related to options, earnest
money deposits, and entitlement costs	$-	$		$1,995

Changes Attributable to Reclassifications

During the nine month period ended September 30, 2006, the Company reclassified $901,056 in options, earnest money deposits and entitlement costs to other property held for investment.

During the nine month period ended September 30, 2006, the Company reclassified $24,000 in properties held for sale to other properties held for investment.  In addition, the Company reclassified $350 in properties held for sale to costs of terminated purchase agreements.

Supplemental Disclosures

Cash paid for interest	$366,219	$231	$366,450

See accompanying notes.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

September 30, 2006 (Unaudited)

 1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.

General Description of the Company and Presentation

Castle Arch Real Estate Investment Company, LLC, a California limited liability company, was organized on April 15, 2004 as a residential and commercial land development company with target properties located primarily in the Western United States.  The principal activities of the Company include securing acquisition rights to the property, obtaining zoning and other entitlements for the property, securing financing for the purchase of the property, improving the property’s infrastructure and amenities, and selling the property.  Property targeted by the Company may have end uses that range from residential, multifamily, retail and office, to industrial.  The Company may also consider other strategic and joint venture opportunities.

The Company has completed or commenced five private placements of membership units in the Company, and its subsidiaries as follows:

Effective May 1, 2004, the placement of 1,000,000 Series A membership units consisting of one common and one preferred unit each at $1.00 per membership unit.

Effective July 20, 2004, the placement of 1,000,000 Series B membership units, consisting of one common and two preferred units each at $2.00 per membership unit.

Effective November 5, 2004, the placement of 1,100,000 Series C membership units, consisting of one common and three preferred units each at $3.00 per membership unit.

Effective June 30, 2005, the placement of 3,000,000 Series D membership units, consisting of one common and one preferred unit each at $5.00 per membership unit.  Effective April 14, 2006, the Company elected to increase the Series D private placement; resulting in an additional 940,000 Series D membership units, consisting of one common and one preferred unit each at $5.00 per membership unit.  As of September 30, 2006, the Company has successfully placed 3,929,200 membership units.

Effective May 22, 2006, the placement of 1,200,000 membership units in Castle Arch Kingman, LLC (“CAK”), a variable interest entity, of which the Company is considered the primary beneficiary (see Note 2).  Each membership unit consists of five common and one preferred unit at $25.00 per membership unit.  As of September 30, 2006, CAK has successfully placed 62,660 membership units.

At September 30, 2006, the Company had completed the Series A, B, and C private placement offerings, and had raised $19,646,000 of the Series D private placement, resulting in the placement of 7,029,200 membership units.  Of this amount, $120,650 represents Series D subscribed units outstanding for which funds had not been received at September 30, 2006.  In addition, the Company had raised $1,566,482 of the CAK private placement, of which amount $406,788 had not been received at September 30, 2006.

The Members share in the profits and losses of the Company in proportion to their respective interests in the Company based on the weighted average dollar amount invested during the period.  A non-Managing Members’ loss is limited to the amount of his or her investment.  Consistent with the Company’s policy and its private placement memorandums, profits and losses have been allocated to the various members’ interests as follows:

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

September 30, 2006 (Unaudited)

1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A.

General Description of the Company (continued)

a)

Allocation of profits shall be made:

(i)

First, to the members, up to the aggregate of, and in proportion to, any losses previously allocated to each member, to the extent not previously offset by allocations of profits;

(ii)

Second, to preferred members, subject to the Manager’s election to redeem the membership units and to the extent of the cumulative preferred unit return;

(iii)

Third, to the common members, in proportion to their percentage interests.

b)

 Allocation of losses shall be made as follows:

(i)

First, to the members, up to the aggregate of, and in proportion to, any profits previously allocated to each member and not previously offset by losses until their capital account balances have been reduced to zero;

(ii)

Second, to the preferred members until their capital account balances have been reduced to zero;

(iii)

Third, to the common members, in proportion to their percentage interest.

c)

At no time shall the sum of all historical net profit distributions to common unit holders exceed the total amounts paid toward redeeming any outstanding preferred units, until all preferred units have been redeemed.

The Company has not received revenues from the sale or development of property as of September 30, 2006 in accordance with its business plan.  Accordingly, the Company’s activities have been accounted for as those of a development stage enterprise as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises ..  All losses since inception have been considered as part of the Company’s development stage activities.

d)

  Presentation

The Company prepared the financial statements as of September 30, 2006 and for the periods ended September 30, 2005 and 2006, without audit pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).  Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations.  In the opinion of management, all necessary adjustments, which consist primarily of normal recurring adjustments, to the financial statements have been made to present fairly the financial position and results of operations and cash flows.  The results of operations for the respective periods presented are not necessarily indicative of the results for the respective complete years.  The Company has previously filed with the SEC an annual report on Form 10-KSB, which included audited financial statements for the period ending December 31, 2005.  It is suggested that the financial statements contained in this filing be read in conjunction with the statements and notes thereto contained in the Company’s 10-KSB filing.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

September 30, 2006 (Unaudited)

1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

B.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Castle Arch Real Estate Investment Company, LLC and, effective April 2006, the accounts of Castle Arch Kingman, LLC (“CAK”).  CAK is considered a variable interest entity of which the Company is the primary beneficiary (see Note 2).  All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

C.

Reclassifications

Certain amounts in the accompanying financial statements have been reclassified to conform to current quarter presentation.

D.

Method of Reporting and Use of Estimates

The Company’s financial statements are presented in accordance with U.S. generally accepted accounting principles (GAAP).  Such principles require the use of certain estimates and assumptions made by the Company’s management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

E.   Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting.  The Company has elected a December 31 year end.

F.   Income and Expense Recognition

Gains or losses associated with real estate are realized in full when the property is sold by the “full accrual method” in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 66 “ Accounting for Sales of Real Estate.”

Costs associated with real estate are accounted for in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 67 “Accounting for Cost and Initial Rental Operations of Real Estate Projects.”   Accordingly, acquisition, development and construction costs, including property taxes, insurance and selling costs, are capitalized.  Such costs are specifically allocated to the related components or, if relating to multiple components, allocated on a pro rata basis as appropriate.  Estimates are reviewed periodically and revised as needed.  The respective real estate projects are also periodically reviewed to determine that the carrying amount does not exceed the net realizable value.  To date, no allowance has had to be provided for estimated impairments of value based on evaluation of the projects.

G.

Income Taxes

No provision for income taxes has been made in these financial statements because each member is individually responsible for reporting income or loss based on its respective share of the Company’s income and expenses as reported for income tax purposes.  The Company prepares calendar year federal and state information tax returns and reports to the members their allocable shares of the Company’s income, expenses, and gains or losses.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

September 30, 2006 (Unaudited)

1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

H.   Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

I.

Offering Costs

Costs incurred in the successful raising of capital under the Company’s private placement memorandums such as finders’ fees and attorneys’ costs have been offset against various components of members’ equity as a reduction of the proceeds received from the sale of membership units.

J.

 Property and Equipment

Property, plant and equipment are stated at cost.  Depreciation is computed primarily using the straight-line method based on estimated useful lives of 5 years.

K.

Advertising Costs

The Company may incur costs of advertising which it will expense as incurred.  Advertising costs do not include commissions for the sale of property or finders’ fees incurred for the successful raising of capital.

L.    Net Loss Per Common Unit

Net loss per common unit is computed based on the weighted-average number of common units and, as appropriate, dilutive common unit equivalents outstanding during the period.  Basic net loss per common unit is the amount of net loss for the period available to each common unit outstanding during the reporting period.  Diluted net loss per common unit is the amount of net loss for the period available to each common unit outstanding during the reporting period and to each unit that would have been outstanding assuming the issuance of common units for all dilutive potential common units outstanding during the period.  At September 30, 2006, the basic and diluted net loss per common unit is the same as there are no common unit equivalents outstanding.

Accumulated preferred unit dividends, totaling $1,361,998 for the nine month period ended September 30, 2006, have been included in the computation of net loss per common unit, resulting in an incremental increase in loss per unit of $.06.

M.

Options and Deposits on Land and Entitlement Costs

As of September 30, 2006, the Company has successfully placed earnest money deposits, or deposits to acquire options, as well as increased deposits, for the purchase of fifteen properties totaling $2,143,000.  The terms of the purchase agreements provide for property review periods during which the deposits may be refunded upon written notice of unsuitability.  Upon expiration of the review periods, the deposits become non-refundable as liquidated damages to the seller if the purchase does not close.

The Company’s policy is to capitalize entitlement costs and applicable deposits incurred as options, earnest money deposits and entitlement costs until such time as the properties are purchased.  Upon purchase, the Company classifies the property as held for sale only when certain requirements are met, such as the completion of the respective entitlements and the preparation of the property for immediate sale in its existing condition, an active program to identify potential buyers has been initiated, and when the Company believes the sale is probable and expected to occur within the following twelve months.  Those properties that do not meet these criteria are classified as other properties held for investment.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

September 30, 2006 (Unaudited)

1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

M.

Options and Deposits on Land and Entitlement Costs (continued)

Of the successful deposits placed by the Company at September 30, 2006, $1,477,000 has been applied towards the purchase of eight separate properties, with purchase prices totaling $19,830,742.  The Company has also incurred $364,754 in entitlement costs and project costs, and $1,139,406 in water rights associated with these purchased properties at September 30, 2006.  These costs are included in other properties held for investment at September 30, 2006, totaling $24,089,619.  In addition, at September 30, 2006, $336,000 in earnest and increased deposits, combined with entitlement costs of $203,102, is related to four properties the Company has entered into purchase agreements to acquire and, accordingly, these amounts have been recorded as options, earnest money deposits, and entitlement costs.  Of the remaining $130,000 in successful deposits placed at September 30, 2006, $65,000, combined with $1,145,785 in entitlement costs is related to one property recorded as other properties held for investment.  The remaining $65,000 in earnest and increased deposits at September 30, 2006 is related to properties held for sale (see Note 1, Item N).

During the nine months ended September 30, 2006, the Company acquired five separate properties, totaling $13,322,851.  Of this amount, $6,708,707 reflects debt proceeds, net of debt issue costs, incurred to fund the purchase price of three of these properties.  In addition, associated entitlement costs and other related project costs were incurred during the same period, totaling $68,630 and $200,000, respectively.  Also, during the nine months ended September 30, 2006, the Company incurred $472,943 in options, earnest money deposits, and entitlement costs, and $1,006,376 in entitlement costs related to a separate property held for investment.

N.

Properties Held for Sale

During 2005, the Company placed land deposits of $65,000 and incurred associated entitlement costs totaling $60,145 to purchase the rights to one property.  These rights were subsequently reassigned by the Company in 2005.  As the reassignment of the rights meet the appropriate criteria for classification of held for sale (see Note 1, Item M), the associated costs, totaling $125,145 have been recorded as properties held for sale at September 30, 2006.  To date, the proceeds to be paid to the Company have not been realized.

O.

Notes Receivable

At September 30, 2006, the Company had entered into three promissory notes receivable with a nonrelated entity, totaling $500,000.  One of the three notes has a principal balance of $400,000, and, pursuant with the original terms, bears interest at 8 percent per annum.  Accrued interest along with principal is to be paid in full on or before January 17, 2007.  The two remaining notes have principal balances of $50,000 each.  These promissory notes bore interest at 8 percent per annum, and accrued interest along with principal was to be paid in full on or before March 14, and April 20, 2006, respectively.  In January, 2006, the Company extended the maturity date of the two notes to December 31, 2006, and all accrued interest to date became due in full.  At September 30, 2006, the Company had not received payment for the required interest payments, but did not record any impairment for the interest receivable as it expects to extend by mutual agreement, the due date for the interest.

At September 30, 2006, the Company had entered into a fourth promissory note receivable totaling $838,041 pursuant to a financing arrangement effected in June, 2006 (see Note 3).   Of this amount, $255,000 bears interest at 12 percent per annum.  Accrued interest along with principal is to be paid in full on or before May 15, 2010.  The remaining $583,041 was received during the three months ended September 30, 2006.

P.

Accounts Payable and Accrued Expenses

At September 30, 2006, the Company accrued for expenses incurred and payable to certain nonrelated parties, totaling $112,729.  The Company also accrued for compensation incurred and payable to a related party, totaling $175,000.  In addition, $85,022 and $1,195,000 was accrued for finder fees and compensation incurred, respectively, which amounts are payable in the form of common units.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

September 30, 2006 (Unaudited)

1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Q.

Notes Payable

In March and June, 2006, the Company entered into two promissory notes payable with a third-party lender totaling $5,380,293 and $1,479,339, respectively.  The Company incurred combined debt issue costs totaling $97,548, of which amount $22,765 was paid from the Company’s cash accounts during the nine months ended September 30, 2006.  Accordingly, these debt issue costs will be amortized over the 12-month terms of the notes.  The Company collateralized the notes with four properties and associated water rights purchased during 2005 and 2006, respectively.  The notes bear annual interest rates of 10.5 and 10.25 percent, respectively, with interest only payments due on a monthly basis over the terms of the notes.  At the date of maturity, all principal and accrued interest is due in full.  In addition to using the proceeds for the acquisition of property held for investment, the Company also used $1,565,010 and $11,045 to repay an existing note payable and associated accrued interest, respectively.  Debt issue costs related to this note payable totaled $65,097.

2.

CONSOLIDATION OF VARIABLE INTEREST ENTITY

Effective April 2006, the Company adopted FIN 46(R), resulting in the consolidation of Castle Arch Kingman, LLC (“CAK”).  In accordance with the pronouncement, CAK is considered a variable interest entity and the Company its primary beneficiary.  Accordingly, the Company has consolidated CAK and eliminated all intercompany transactions.  CAK was founded in April, 2006 by members and managers of the Company to develop over 2,000 acres of land in the Kingman, Arizona area into commercial and residential properties (the “Project”).

At the date of CAK’s formation, the Company entered into an Option Contract for Sale and Purchase (the “Contract”) and, accordingly, agreed to sell, at cost, all of the land it has or will acquire in the Kingman, Arizona area.  At September 30, 2006, the Company has purchased approximately 453 acres, totaling $12,008,373.  In addition, at September 30, 2006, the transfer has not yet been consummated.

In exchange for $6,000 in capital contributed to CAK at the date of its formation, the Company was issued 6,000,000 common units, representing approximately 95 percent of all outstanding common units of CAK at September 30, 2006.  Members of the Company’s management team effectively control CAK pursuant to its operating agreement, wherein the Company and its managing members have been appointed as the managing member of CAK and, therefore, shall direct, manage and control and have complete authority, power, and discretion in decisions to accomplish the intended business and objectives of CAK.

The Company intends on funding CAK’s working capital requirements and future operating expenses through a private placement offering, consisting of the placement of 1,200,000 membership units, comprising one preferred and five common units each at $25.00 per membership unit.  At the close of the offering, the investors of CAK will collectively own all 1,200,000 outstanding preferred units and 50 percent of all outstanding common units, or 6,000,000 units.  The Company will own the other 50 percent of CAK’s common units.  In addition, the Company will receive a management fee of 2 percent of all funds raised on CAK’s behalf.  At September 30, 2006, CAK had raised $1,566,482.  Of this amount, $406,788 represents subscribed units outstanding for which funds had not been received at September 30, 2006.  The minority interest in the Company’s earnings during the nine month period ended September 30, 2006 totals $14,130.

The total equity investment at risk in CAK will be insufficient to accomplish, in its entirety, the scope of the Project and, therefore, will require additional subordinated support.  In addition, the Company is anticipated to absorb a majority of CAK’s expected losses.  Therefore, upon close of the private placement offering, resulting in the Company owning 6,000,000 common units issued and outstanding, or 50 percent in CAK, the Company will continue to be considered the primary beneficiary and, accordingly, will continue to consolidate the entity.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Consolidated Financial Statements

September 30, 2006 (Unaudited)

3.

FINANCING ARRANGMENT (continued)

In June, 2006, the Company entered into a purchase agreement to exchange 33 acres, comprising a portion of other properties held for investment, in return for $840,000 to facilitate an IRS code section 1031 exchange.  Pursuant to the terms of the purchase agreement, the Company exchanged the 33 acres for a $255,000 promissory note receivable (see Item O, Note 1) and $585,000 in cash proceeds, net of closing costs.  Also included in the terms of the purchase agreement is an option to repurchase, whereby the Company is entitled to purchase back the exchanged property at appreciated values at specified dates in the future.  In addition, the “buyer” is limited in its rights to the property under the purchase agreement, and may not assign or otherwise transfer its rights without the Company’s written consent.  Given these factors, the Company exhibits substantial continuing involvement in the acreage exchanged and, therefore, the Company has treated the transaction as a financing arrangement.  Accordingly, at September 30, 2006, the Company has recorded a note receivable totaling $255,000, and a corresponding note payable totaling $1,053,696, net of closing costs and imputed interest totaling $212,966.  The offering costs and imputed interest will continue to be amortized over the two year life of the option.

4.

SUBSEQUENT EVENTS

Subsequent to quarter’s end, the Company was reimbursed $200,000 in earnest and increased deposits on a property the Company previously had an option to purchase.  As the event that triggered the reimbursement occurred during the period ended September 30, 2006, the Company recorded a land deposit receivable, totaling $200,000 at September 30, 2006.  In addition, the Company expensed associated entitlement costs in excess of the reimbursement, totaling $156,626, as costs of terminated purchase agreements during the period.

Subsequent to quarter’s end, the Company placed a $250,000 earnest money deposit to acquire an option for the purchase of 76 acres.  This amount will be applied towards the purchase price of the property contingent upon the Company’s determination of suitability during the property review periods, the terms of which are disclosed in the respective purchase agreements.

Subsequent to quarter’s end, the Company issued three unsecured promissory notes receivable, each totaling $25,000.  The notes bear an annual interest rate of 8 percent and principal is to be paid together with all accrued interest on or before December 31, 2006.

Subsequent to quarter’s end, the Company has raised additional capital totaling $250,000 and has received $155,000 of outstanding subscriptions receivable at September 30, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

Castle Arch Real Estate Investment Company, LLC

We have audited the accompanying statement of financial condition of Castle Arch Real Estate Investment Company, LLC (a development stage company) as of December 31, 2005, and the related statements of operations, changes in members’ capital, and cash flow for the period from April 15, 2004 (inception) to December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Castle Arch Real Estate Investment Company, LLC (a development stage company) as of December 31, 2005, and the results of its operations and its cash flows for the period from April 15, 2004 (inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

   /s/ Bouwhuis, Morrill & Company

Bouwhuis, Morrill & Company, LLC

Layton, Utah

March 17, 2006

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Statement of Financial Condition

December 31,
2005

ASSETS
Current assets:
Cash and cash equivalents	$4,030,912
Interest receivable	4,395
Notes receivable	100,000
Prepaid expenses	23,784
Total current assets	4,159,091

Property and equipment:
Office equipment	25,684
Less: accumulated depreciation	(4,096)
Net property and equipment	21,588

Other assets:
Properties held for sale	149,145
Other properties held for investment	8,563,918
Options, earnest money deposits, and
entitlement costs	1,254,914
Total other assets	9,967,977

Total assets	$14,148,656

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Accounts payable and accrued expenses	$367,238
Preferred unit distributions payable	683,442
Total current liabilities	1,050,680

Members’ Capital:
Common units, 22,028,148 issued and outstanding,
ranging from $.00 to $2.50 per unit	441,388
Non-managing members’ units, series A preferred,
1,000,000 units issued and outstanding, $1.00 per unit	727,940
Non-managing members’ units, series B preferred,
2,000,000 units issued and outstanding, $1.00 per unit	1,536,156
Non-managing members’ units, series C preferred,
3,300,000 units issued and outstanding, $1.00 per unit	2,716,800
Non-managing members’ units, series D preferred,
2,659,167 units issued and outstanding, $5.00 per unit	10,529,111
Accumulated deficit	(2,853,419)

Total members’ capital	13,097,976

Total liabilities and members’ capital	$14,148,656

See accompanying notes

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Statement of Operations

		Period	Cumulative
	For the	from April 15,	from April 15,
	Year Ended	2004 (inception) to,	2004 (inception) to
	December 31, 2005	December 31, 2004	December 31, 2005

Revenues

Proceeds from sale of property, net
of cost of property sold	$-	$-	$-

Total revenues	-	-	-

Expenses

Salaries, wages and other
compensation	992,153	119,084	1,111,237
Selling and marketing expenses	281,694	-	281,694
Start-up and organizational costs	-	55,696	55,696
Office supplies and expenses	353,433	39,218	392,651
Legal and outside services	418,797	118,505	537,302
Costs of terminated purchase
agreements	245,363	-	245,363
Travel and lodging	161,890	19,144	181,034
Taxes and licenses	94,178	800	94,978
Depreciation	3,604	492	4,096

Total operating expenses	2,551,112	352,939	2,904,051

Net operating loss	(2,551,112)	-	(2,904,051)

Other income (expense)
Interest income	48,992	1,871	50,863
Interest expense	(231)	-	(231)
Total other income (expense)	48,761	1,871	50,632

Net loss and deficit accumulated
during development stage	$(2,502,351)	$(351,068)	$(2,853,419)

Loss per common unit	$(.16)	$(.02)

Accumulated preferred dividends	$(617,332)	$(66,110)

Net loss available to common
unitholders	$(3,119,683)	$(417,178)

Net loss per common unit (Note 1)	$(.16)	$(.02)

Weighted average units
Outstanding	19,718,183	17,116,556

See accompanying notes

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Statement of Cash Flows

		Period	Cumulative
	For the	from April 15,	from April 15,
	Year Ended	2004 (inception) to	2004 (inception) to
	December 31, 2005	December 31, 2004	December 31, 2005

Operating Activities
Net loss	$(2,502,351)	$(351,068)	$(2,853,419)
Adjustments to reconcile net loss to
net cash used in operating activities:
Depreciation	3,604	492	4,096
Professional services paid in the form
of common units	78,750	-	78,750
Changes in operating assets and liabilities:
Interest receivable	(4,395)	-	(4,395)
Prepaid expenses	(23,784)	-	(23,784)
Accounts payable and accrued expenses	13,677	128,772	142,449
Due to related party	(20,000)	20,000	-
Properties held for sale	(149,145)	-	(149,145)
Properties held for investment	(8,563,918)	-	(8,563,918)
Net cash used in operating activities	(11,167,562)	(201,804)	(11,369,366)

Investing Activities
Option, earnest money, and
entitlement deposits	(1,105,018)	(80,000)	(1,185,018)
Note receivable	(100,000)	-	(100,000)
Purchase of property and equipment	(9,152)	(16,532)	(25,684)
Net cash used in investing activities	(1,214,170)	(96,532)	(1,310,702)

Financing Activities
Proceeds from issuance of member units
for cash (net of offering costs)	13,782,021	2,627,825	16,409,846
Proceeds from subscriptions receivable	301,134	-	301,134
Proceeds (payments) from issuance
of notes payable	(11,843)	11,843	-
Net cash provided by financing activities	14,071,312	2,639,668	16,710,980

Net increase in cash and cash equivalents	1,689,580	2,341,332	4,030,912
Cash at beginning of period	2,341,332	-	-
Cash at end of period	$4,030,912	$2,341,332	$4,030,912

Non-Cash Investing and Financing Activities:
Issuance of members’ units for subscriptions
receivable	$1,985,135	$301,134	$2,286,269
Distributions payable	$617,332	$66,110	$683,442
Deposit paid by related party	$-	$20,000	$20,000
Accrued finders’ fees (offering costs)	$67,744	$87,150	$154,894
Finders’ fees paid with common units	$345,184	$-	$345,184

Supplemental Disclosures
Cash paid for interest	$231	$-	$231

See accompanying notes

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Statements of Changes in Members’ Capital

Period from April 15, 2004 (inception) to December 31, 2005

			Non-managing		Non-managing		Non-managing		Non-managing			Totals
			Members		Members		Members		Members
	Common Units		- Preferred Series A		-Series Preferred B		-Series Preferred C		-Series Preferred D		Accumulated	Members’
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Deficit	Capital
Balance (inception)
April 15, 2004	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -

Sale of common units
at $0.001 per unit	16,000,000	16,000	-	-	-	-	-	-	-	-	-	16,000

Sales of Series “A”
investment units
at $1.00 per unit	1,000,000	-	1,000,000	1.000,000	-	-	-	-	-	-	-	1,000,000

Sale of Series “B”
investment units
at $2.00 per unit	900,350	-	-	-	1,800,700	1,800,700	-	-	-	-	-	1,800,700

Sale of Series “C”
investment units
at $3.00 per unit	191,667	-	-	-	-	-	575,000	575,000	-	-	-	575,000

Subscriptions
receivable	-	-	-	-	-	(31,134)	-	(270,000)	-	-	-	(301,134)

Distributions
payable on
preferred units	-	-	-	(38,209)	-	(25,379)	-	(2,522)	-	-	-	(66,110)

Offering costs
paid upon
successful
offering	-	-	-	(154,610)	-	(280,223)	-	(115,058)	-	-	-	(549,891)

Net loss	-	-	-	-	-	-	-	-	-	-	(351,068)	(351,068)

Balance,	18,092,017	$16,000	1,000,000	$807,181	1,800,700	$1,463,964	575,000	$187,420	-	$ -	$(351,068)	$2,123,497
December 31, 2004

See accompanying notes

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Statements of Changes in Members’ Capital (continued)

Period from April 15, 2004 (inception) to December 31, 2005

			Non-managing		Non-managing		Non-managing		Non-managing			Total
			Members		Members		Members		Members
	Common Units		- Preferred Series A		-Series Preferred B		-Series Preferred C		-Series Preferred D		Accumulated	Members’
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount

Issuance of shares for
referral fees and
services	268,981	425,388	-	-	-	-	-	-	-	-	-	425,388
Sale of Series “B”
investment units
at $2.00 per unit	99,650	-	-	-	199,300	199,300	-	-	-	-	-	199,300
Sale of Series “C”
investment units
at $3.00 per unit	908,333	-	-	-	-	-	2,725,000	2,725,000	-	-	-	2,725,000

Sale of Series “D”
Investment units
at $5.00 per unit	2,659,167	-	-	-	-	-	-	-	2,659,167	13,295,836	-	13,295,836

Subscriptions
Receivable	-	-	-	-	-	-	-	-	-	(1,985,135)	-	(1,985,135)

Proceeds from
subscribed units	-	-	-	-	-	31,134	-	270,000	-	-	-	301,134

Distributions
payable on
preferred units	-	-	-	(79,241)	-	(157,098)	-	(205,159)	-	(175,834)	-	(617,332)

Offering costs paid
upon successful
offering	-	-	-	-	-	(1,144)	-	(260,461)	-	(605,756)	-	(867,361)

Net loss	-	-	-	-	-	-	-	-	-	-	(2,502,351)	(2,502,351)

Balance,	22,028,148	$441,388	1,000,000	$727,940	2,000,000	$1,536,156	3,300,000	$2,716,800	2,659,167	$10,529,111	$(2,853,419)	$13,097,976
December 31, 2005

See accompanying notes

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Financial Statements

For the Year Ended December 31, 2005

 1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.

General Description of the Company

Castle Arch Real Estate Investment Company, LLC, a California limited liability company, was organized on April 15, 2004 as a residential and commercial land development company with target properties located primarily in the Western United States.  The principal activities of the Company include securing acquisition rights to the property, obtaining zoning and other entitlements for the property, securing financing for the purchase of the property, improving the property’s infrastructure and amenities, and selling the property.  Property targeted by the Company may have end uses that range from residential, multifamily, retail and office, to industrial.  The Company may also consider other strategic and joint venture opportunities.

The Company has commenced four private placements of membership units in the Company as follows:

Effective May 1, 2004, the placement of 1,000,000 Series A membership units consisting of one common and one preferred unit each at $1.00 per membership unit.

Effective July 20, 2004, the placement of 1,000,000 Series B membership units, consisting of one common and two preferred units each at $2.00 per membership unit.

Effective November 5, 2004, the placement of 1,000,000 Series C membership units, consisting of one common and three preferred units each at $3.00 per membership unit.

Effective June 30, 2005, the placement of 3,000,000 Series D membership units, consisting of one common and one preferred unit each at $5.00 per membership unit.

Subsequent to December 31, 2005, and effective January 25, 2006, the Company elected to oversubscribe the Series D private placement; resulting in an additional 740,000 Series D membership units, consisting of one common and one preferred unit each at $5.00 per membership unit (see Note 4).

As of December 31, 2005 the Company had completed the Series A, B, and C private placement offerings, and had raised $13,295,836, representing 2,659,167 common units, of the Series D private placement.  Of this amount, $1,985,135 represents Series D subscribed units outstanding for which funds had not been received at December 31, 2005 and, accordingly, have been disclosed as membership units “subscriptions receivable” and offset against applicable equity accounts.

The Members share in the profits and losses of the Company in proportion to their respective interests in the Company based on the weighted average number of membership units each member holds during the period.  A non-Managing Members’ loss is limited to the amount of his or her investment.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Financial Statements

For the Year Ended December 31, 2005

1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A.  General Description of the Company (continued)

Consistent with the Company’s policy and its private placement memorandums, profits and losses have been allocated to the various members’ interests as follows:

a)  Allocation of profits shall be made:

(i)

First, to the members, up to the aggregate of, and in proportion to, any losses previously allocated to each member, to the extent not previously offset by allocations of profits;

(ii)

Second, to preferred members, subject to the Manager’s election to redeem the membership units and to the extent of the cumulative preferred unit return;

(iii)

Third, to the common members, in proportion to their percentage interests.

b)  Allocation of losses shall be made as follows:

(i)

First, to the members, up to the aggregate of, and in proportion to, any profits previously allocated to each member and not previously offset by losses until their capital account balances have been reduced to zero;

(ii)

Second, to the preferred members until their capital account balances have been reduced to zero;

(iii)

Third, to the common members, in proportion to their percentage interest.

c)  At no time shall the sum of all historical net profit distributions to common unit holders exceed the total amounts paid toward redeeming any outstanding preferred units, until all preferred units have been redeemed.

The Company has not received revenues from the sale or development of property as of December 31, 2005 in accordance with its business plan.  Accordingly, the Company’s activities have been accounted for as those of a development stage enterprise as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises.  All losses since inception have been considered as part of the Company’s development stage activities.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Financial Statements

For the Year Ended December 31, 2005

1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

B.

Method of Reporting and Use of Estimates

The Company’s financial statements are presented in accordance with U.S. generally accepted accounting principles (GAAP).  Such principles require the use of certain estimates and assumptions made by the Company’s management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates that may change in the near future include properties held for sale, if it becomes necessary to incur unexpected additional costs to prepare the properties for sale within the next twelve months.

C.

Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

D.

Income and Expense Recognition

Gains or losses associated with real estate are realized in full when the property is sold by the “full accrual method” in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 66 “Accounting for Sales of Real Estate.”

Costs associated with real estate are accounted for in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 67 “Accounting for Cost and Initial Rental Operations of Real Estate Projects.”  Accordingly, acquisition, development and construction costs, including property taxes and interest on associated debt and selling costs, are capitalized.  Such costs are specifically allocated to the related components or, if relating to multiple components, allocated on a pro rata basis as appropriate.  Estimates are reviewed periodically and revised as needed.  The respective real estate projects are also periodically reviewed to determine that the carrying amount does not exceed the net realizable value.  To date, no allowance has had to be provided for estimated impairments of value based on evaluation of the projects.

E.

Uninsured Cash Balances

The Company maintains its corporate cash balances in various bank accounts at one bank.  Corporate cash accounts at banks are insured by the FDIC for up to $100,000.  Amounts in excess of insured limits was approximately $3,930,912 at December 31, 2005.  To date, the Company has not experienced any losses as a result of this excess and does not anticipate any such losses in the future.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Financial Statements

For the Year Ended December 31, 2005

1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

F.

Income Taxes

No provision for income taxes has been made in these financial statements because each member is individually responsible for reporting income or loss based on its respective share of the Company’s income and expenses as reported for income tax purposes.  The Company prepares calendar year federal and state information tax returns and reports to the members their allocable shares of the Company’s income, expenses, and gains or losses.

G.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

H.

Offering Costs

Costs incurred in the successful raising of capital under the Company’s private placement memorandums such as finders’ fees and attorneys’ costs have been offset against various components of members’ equity as a reduction of the proceeds received from the sale of membership units.

I.

Property and Equipment

Property, plant and equipment is stated at cost.  Depreciation is computed primarily using the straight-line method based on estimated useful lives of 5 years.

J.

Advertising Costs

The Company may incur costs of advertising which it will expense as incurred.  Advertising costs do not include commissions for the sale of property or finders’ fees incurred for the successful raising of capital.

K.  Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity are classified and measured.  It requires that a financial instrument that is within its scope be classified as a liability (or an asset in some circumstances).  The adoption of SFAS No. 150 has not materially affected the Company’s reported loss, financial condition or cash flows.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Financial Statements

For the Year Ended December 31, 2005

1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

K.  Recent Accounting Pronouncements (continued)

In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46(R) ("FIN 46(R)"), which further clarified and amended FIN 46, Consolidation of Variable Interest Entities, which requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or is the primary beneficiary, as a result of ownership, contractual or other financial interests in the entity.  The adoption of FIN 46(R) has not materially affected the Company’s reported loss, financial condition or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets, an amendment of APB Opinion 29, Accounting for Non-Monetary Transactions.  The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have "commercial substance."  The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Early application is permitted and companies must apply the standard prospectively.  The adoption of the statement did not materially affect the Company at December 31, 2005.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment.  The statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services.  The statement supersedes Accounting Principles Board Opinion No. 25 (APB 25),

“Accounting for Stock Issued to Employees,” and requires both public and nonpublic entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, which fair value is estimated using an option-pricing model.  The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award.  The statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005 for public entities that file as small business owners and, accordingly, did not materially impact the Company as of December 31, 2005 (see Note 1, Item K).

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.  This statement changes the requirements for the accounting for and reporting of a change in accounting principle.  Previously, Opinion 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of change the cumulative effect of changing to a new principle.  This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, when practicable.  The replacement of SFAS No. 154 did not have a material impact on the Company’s financial condition or results of operations.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Financial Statements

For the Year Ended December 31, 2005

1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

L.  Net Loss per Common Unit (continued)

Net loss per common unit is computed based on the weighted-average number of common units and, as appropriate, dilutive common unit equivalents outstanding during the period.  Basic net loss per common unit is the amount of net loss for the period available to each common unit outstanding during the reporting period.  Diluted net loss per common unit is the amount of net loss for the period available to each common unit outstanding during the reporting period and to each unit that would have been outstanding assuming the issuance of common units for all dilutive potential common units outstanding during the period.  At December 31, 2005 the basic and diluted net loss per common unit is the same as there are no common unit equivalents outstanding.

Accumulated preferred unit distributions totaling $617,332 at December 31, 2005 have been included in the computation of net loss per common unit for the year then ended, resulting in an incremental increase in loss per unit of $.03.

M.

Options and Deposits on Land and Entitlement Costs

During 2005, the Company had successfully placed $1,680,000 in both earnest and increased deposits to acquire options for the purchase of ten properties.  In addition, the Company incurred costs totaling $406,469 during the year to entitle such parcels for which existing deposits have been placed.  Of these amounts, $1,120,000 in earnest and increased deposits and $134,914 in entitlement costs are recorded as options, earnest money deposits, and entitlement costs at December 31, 2005.  The terms of the purchase agreements provide for property review periods during which the deposits may be refunded upon written notice of unsuitability. Upon expiration of the review periods, the deposits become non-refundable as liquidated damages to the seller if the purchase does not close.  The Company’s policy is to capitalize entitlement costs and applicable deposits incurred as noncurrent assets until such time as the properties are sold.

At December 31, 2005 the Company had purchased three separate properties, totaling $7,172,454. Of this amount $490,000 represents associated earnest money and increased deposits, as well as extension fees incurred.  In addition, at December 31, 2005 the Company had incurred $71,648 in associated entitlement costs and purchased associated water rights totaling $1,139,406.  These amounts, totaling $8,383,508, have been reclassed from options, earnest money deposits, and entitlement costs and are included in properties held for investment totaling $8,563,918 at December 31, 2005.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Financial Statements

For the Year Ended December 31, 2005

1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

M.

 Options and Deposits on Land and Entitlement Costs (continued)

In September, 2004, the Company entered into an Assignment and Assumption of Purchase and Sale Agreement (the “Assignment”) wherein the Company was assigned the rights to two properties by the seller of the original purchase agreements, which purchases were contingent upon the seller’s acquisition of the underlying properties.  In accordance with the Assignment, and in return for the assigned rights, the Company was to reimburse all land deposits and reasonable entitlement costs incurred by the seller to acquire and ready the underlying properties for ultimate sale.  Moreover, the seller would also participate proportionately in the sales and net profits realized by the Company as the properties were sold as residential lots to retail level developers.

In June, 2005, the Company entered into a Reassignment and Assumption of Purchase and Sale Agreement (the “Reassignment”) wherein the Company reassigned its rights to the two properties back to the original assignor of the Assignment.  In return, the Company was to receive future proceeds contingent upon the acquisition and sale of the underlying properties, which was originally expected to occur in December, 2005 and February 2006, respectively.  To date, the proceeds to be paid to the Company pursuant to the Reassignment have not been realized.  In addition, the Company’s obligation pursuant to the Assignment to reimburse land deposits and entitlement costs for the acquisition of the underlying properties was eliminated.

As of December 31, 2005 the Company had placed land deposits and incurred entitlement costs associated with the underlying properties of the Reassignment totaling $180,410 and $149,145, respectively.  Of these amounts, $180,410 associated with one property has been reclassed from options, earnest money deposits, and entitlement costs and recorded as other properties held for investment as the property is considered saleable only after other conditions are met, which the counterparty to the Reassignment is ultimately responsible for.  In addition, subsequent to December 31, 2005 the Company placed additional land deposits totaling $1,000,000 to facilitate the purchase of the one underlying property.  This amount has been included in other properties held for investment (see Note 5).

In December, 2004 and May, 2005, the Company entered into two separate agreements to purchase two properties and, accordingly, placed $2,375,000 during 2005 in earnest money and increased deposits for the options to purchase the properties.  In addition, at December 31, 2005 the Company had incurred $30,692 in associated entitlement costs.  As of December 31, 2005 the Company had decided to terminate these agreements, resulting in the partial loss of earnest and increased deposits placed.  Accordingly, for the periods ended December 31, 2005, $245,363, representing the partial loss and associated entitlement costs incurred, has been reclassed from options, earnest money deposits, and entitlement costs and expensed as costs of terminated purchase agreements.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Financial Statements

For the Year Ended December 31, 2005

1.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

N.

Properties Held for Sale

At December 31, 2005, the Company had placed land deposits and incurred entitlement costs associated with the second underlying property of the Reassignment totaling $149,145.  Accordingly, this amount has been reclassed from options, earnest money deposits, and entitlement costs to properties held for sale at December 31, 2005.

O.

Notes Receivable

At December 31, 2005, the Company had entered into two promissory notes receivable with a nonrelated entity, each note totaling $50,000.  Pursuant with the original terms, each note bore interest at 8 percent per annum and accrued interest along with principal was to be paid in full on or before March 14, and April 20, 2006, respectively.  At December 31, 2005, interest accrued on the two notes totaled $4,395 and is recorded as interest receivable accordingly.  In January, 2006, the Company extended the maturity date of the two promissory notes to December 31, 2006 and all accrued interest to date became due in full (see Note 5).

2.

COMMITMENTS AND CONTINGENCIES

At December 31, 2005 rollback taxes were assessed on the three properties purchased by the Company during 2005 (see Note 1, Item M).  Whereas the properties had previously been eligible for a favorable greenbelt assessment, the properties are now subject to less favorable assessments at fair market value due to the change in status from greenbelt to optimal use.  Accordingly, the difference between the actual taxes paid for each of the past five years and the taxes that would have been paid had the property been assessed at fair market value equals the rollback tax assessment totaling $93,378 which was recorded in accounts payable at December 31, 2005.

Management intends on performing additional due diligence to determine the appropriateness of payment as the taxes assessed are applicable to the five years prior to the acquisition by the Company.  Should the Company succeed in obtaining an adjustment to the property tax assessment, it may obtain a refund, resulting in a gain contingency which cannot be reasonably estimated at this time.

Included in options, earnest money deposits, and entitlement costs are deposits and fees on property located in California totaling $289,505.  The seller of the property had made certain misrepresentations regarding agricultural land conservation status.  As a result, the Company may be liable for penalties associated with compliance with certain statutes should the Company desire to continue its development plans.  If the Company decides to terminate the project it may lose some part of or all of the deposit amount.  The Company is currently working with the seller to obtain a refund or may cause the seller to pay the penalties which, once removed, will allow the Company to continue development.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Financial Statements

For the Year Ended December 31, 2005

3.

RELATED-PARTY TRANSACTIONS

Certain officers of the Company provide office facilities and administrative services to the Company.  For the period ended December 31, 2005, the Company paid $180,000 to these persons or entities for facilities and administrative services.

4.

MEMBERS’ EQUITY

Each membership unit issued to date consists of one common unit and any number of preferred units depending upon the offering.  The Company is authorized to issue up to 50,000,000 common units and 100,000,000 preferred units.

As of December 31, 2005 common units issued and outstanding totaled 20,028,148.  Of this amount, 16,268,981 represents founders’ capital and finders’ and other consulting fees paid in the form of common units.  Accordingly, the value attributable to the respective common units varies.  Founders’ capital consists of 16,000,000 common units issued and outstanding and was valued at $.001 per unit at inception of the Company.  Common units representing finders’ and other consulting fees are valued based on payment options available to the recipient which provide payment in the form of cash only, or a combination of cash and units. Accordingly, the valuation of common units to be paid for finders’ and consulting fees is based on the amount of cash the individual would have been paid had he or she selected the “cash only” option less the amount of cash he would have been paid for the cash and units option.  This value was used for all finders’ and consulting fees to be paid in the form of common units in each respective private placement regardless of whether the individual actually elected the “cash only” option.

Utilizing this valuation methodology, at December 31, 2005 the Company had issued the following common units to advisory council members and as finders’ fees:

Round	Number of Units Issued	Value per Unit	Total
Round A	38,750	$ .50	$ 19,375
Round B	30,076	1.00	30,076
Round C	124,451	1.50	186,677
Round D	75,704	2.50	189,260
Totals	268,981		$ 425,388

The Series A preferred units may be redeemed at a price of $1.00 per unit.  The Series A preferred units have preferred dividend rights equal to 8% per year on a cumulative noncompounded basis.  These preferred dividends will be paid in cash upon redemption of Series A preferred units and after the return of principal.  Holders of Series A preferred units have no voting rights.  The Company may, at its option, at any time, redeem any number of outstanding Series A preferred units at a rate of $1.00 per unit, plus any accrued preferred dividends.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Financial Statements

For the Year Ended December 31, 2005

4.  MEMBERS’ EQUITY (continued)

The Series B preferred units can be redeemed at a price of $1.00 per unit.  The Series B preferred units have preferred dividend rights equal to 8% per year on a cumulative noncompounded basis.  These preferred dividends will be paid in cash upon redemption of Series B preferred units and after the return of principal.  Holders of Series B preferred units have no voting rights.  The Company may, at its option, at any time, redeem any number of outstanding Series B preferred units at a rate of $1.00 per unit, plus any accrued preferred dividends.

The Series C preferred units can be redeemed at a price of $1.00 per unit.  The Series C preferred units have preferred dividend rights equal to 8% per year on a cumulative noncompounded basis.  These preferred dividends will be paid in cash upon redemption of Series C preferred units and after the return of principal.  Holders of Series C preferred units have no voting rights.  The Company may, at its option, at any time, redeem any number of outstanding Series C preferred units at a rate of $1.00 per unit, plus any accrued preferred dividends.

The Series D preferred units can be redeemed at a price of $5.00 per unit.  The Series D preferred units have preferred dividend rights equal to 8% per year on a cumulative noncompounded basis.  These preferred dividends will be paid in cash upon redemption of Series D preferred units and after the return of principal.  Holders of Series D preferred units have no voting rights.  The Company may, at its option, at any time, redeem any number of outstanding Series D preferred units at a rate of $5.00 per unit, plus any accrued preferred dividends.

As of December 31, 2005, the Company had accrued $683,442 of 8% preferred unit distributions payable to preferred unit holders based on the period of time from receipt of funds related to the preferred unit holder’s respective investment to date.

The holders of the common units are entitled to one vote for each unit held of record by them and may not accumulate votes.  This means that the holders of more than 50% of the common units voting for the election of directors can elect all of the directors if they choose to do so.  In such event, the holders of the remaining common units will not be able to elect any person to the board of directors.  The holders of the common units are entitled to receive dividends when, and if declared by the board of directors out of funds legally available therefore, subject to payment of all accrued dividends on outstanding preferred units.  In the event of the Company’s liquidation, dissolution or winding up, the holders of the common units have the right to share proportionately in the Company’s remaining net assets after payment of the total liquidation preference of all outstanding preferred units.  Holders of common units, as such, have no conversion, preemptive or other subscription rights, and there are no redemption rights applicable to the common units.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Financial Statements

For the Year Ended December 31, 2005

4.  MEMBERS’ EQUITY (continued)

In the future, the Company intends to raise working capital through sales of additional preferred units.  The board of directors has authority, in accordance with the provisions of the Company’s operating agreement, and without action by the members, to designate and issue all or any portion of the remaining authorized but unissued preferred units, and to determine the voting rights, preferences, privileges, and restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of units constituting any series in the designation of such series.  Such preferred units, if and when issued, may carry rights superior to those of the common units.

5.

SUBSEQUENT EVENTS

Subsequent to year-end the Company purchased two separate properties totaling $5,626,516 and $454,611, respectively.  Of these amounts $852,000 and $50,000 represent land deposits placed prior to December 31, 2005, and applied towards the respective purchase price.  In addition, at December 31, 2005, the Company incurred entitlement costs totaling $24,475 related to the two properties.

Subsequent to year-end the Company issued a promissory note receivable to an unrelated entity totaling $400,000.  The note receivable bears an annual interest rate of 8 percent and principal is to be paid together with all accrued interest on or before January, 2007.  The note is collateralized by stock, warrants and other property.

Subsequent to year-end the Company entered into a refinance agreement with the debtor of the two promissory notes receivable at December 31, 2005, totaling $100,000 (see Note 1, Item O).  In accordance with the terms of the refinancing, the Company extended the maturity date of the promissory notes receivable to December 31, 2006.  In addition, all accrued interest up to the date of the refinance agreement became due immediately.  The notes continue to bear an annual interest rate of 8 percent and principal together with all accrued interest is to be paid on or before December 31, 2006.

Subsequent to year-end the Company placed $1,000,000 in land deposits on one of the two properties associated with the Reassignment entered into by the Company in June, 2005 (see Note 1, Item M).  The deposit was placed to assist the assignor of the Assignment in the purchase of the respective underlying property.  In addition, upon purchase of the property, the Company will further assist in the sale efforts and realize its proportionate share of the sale proceeds.  The Company anticipates realization of all proceeds pursuant to the Reassignment to occur in the first and second quarters of 2006, respectively.

Subsequent to year-end the Company entered into a promissory note payable with a lender in the amount of $1,565,010.  Of this amount $65,010 represent loan issuance costs incurred and, accordingly, are being amortized over the term of the loan.  The Company collateralized the note with the three properties and associated water rights purchased at December 31, 2005 (see Note 1, Item M).  The note bears an annual interest rate of 12 percent with interest only payments due on a monthly basis over the 90-day term of the loan.  At the date of maturity, all principal and accrued interest is due in full.

Castle Arch Real Estate Investment Company, LLC

(A Development Stage Company)

Notes to Financial Statements

For the Year Ended December 31, 2005

5.

SUBSEQUENT EVENTS (continued)

Subsequent to year-end the Company elected to oversubscribe the Series D private placement, resulting in the issuance of an additional 740,000 Series D membership units, consisting of one common and one preferred unit each at $5.00 per membership unit.

Subsequent to year-end the Company entered into an agreement, wherein the Company incurred $200,000 in project costs for services to design, construct and market a 36-hole golf course on a property purchased by the Company in January, 2006.  This amount represents 20 percent of the total fee to be paid pursuant to the terms of the agreement.  The remaining project costs are to be paid upon completion of agreed-upon services and events disclosed in the agreement, such as upon commencement of the design and construction of the golf course.

Subsequent to year-end the Company placed $150,000 in earnest deposits to acquire options for the purchase of two properties.  These amounts will be applied towards the purchase price of the properties contingent upon the Company’s determination of suitability during the property review periods, the terms of which are disclosed in the respective purchase agreements.  In addition, the Company placed a $100,000 increased deposit to acquire an option for the purchase of one property existing at December 31, 2005.  This amount will be applied towards the ultimate purchase price at the date of closing.

Subsequent to year-end the Company has raised additional capital totaling approximately $1,900,000 and has received substantially all outstanding subscriptions receivable at December 31, 2005.

ITEM 14.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.

FINANCIAL STATEMENTS AND EXHIBITS

(a)

1.

Financial Statements

The following Report of Independent Registered Public Accounting Firm and our consolidated financial statements are contained in Item 13 of this Form 10:

•	Independent Auditor’s Report

•	Statement of Financial Condition at December 31, 2004 and twelve month period ended December 31, 2005.

•	Statement of Operations period from April 15, 2004 (inception) to December 31, 2004 and twelve month period ended December 31, 2005.

•	Statements of Changes in Members’ Capital period from April 15, 2004 (inception) to December 31, 2004 and twelve month period ended December 31, 2005..

•	Statement of Cash Flows period from April 15, 2004 (inception) to December 31, 2004 and twelve month period ended December 31, 2005.

•	Notes to Financial Statements

 2.

Financial Statement Schedules

All financial statement schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto.

(b) Exhibits

*3.1	Certificate of Incorporation

*3.2	Amended Operating Agreement Dated May 12, 2005

*10.1	Consulting Agreement dated October 8, 2004 between Kirby D. Cochran and Castle Arch Real Estate Investment Company, L.L.C.

*10.2	Consulting Agreement dated October 8, 2004 between Robert D. Geringer and Castle Arch Real Estate Investment Company, L.L.C.

*10.3	Addendum dated February 16, 2005 to the Consulting Agreement dated October 8, 2004 between Robert D. Geringer and Castle Arch Real Estate Investment Company, L.L.C.

*10.4	Consulting Agreement dated August 6, 2004 between Jeff Austin and Castle Arch Real Estate Investment Company, L.L.C.

*10.5	Consulting Agreement dated October 8, 2004 between Doug Child and Castle Arch Real Estate Investment Company, L.L.C.

*10.6	Addendum dated March 18, 2005 to the Consulting Agreement dated October 8, 2004 between Kirby D. Cochran and Castle Arch Real Estate Investment Company, L.L.C.

*10.7	Addendum dated March 18, 2005 to the Consulting Agreement dated October 8, 2004 between Robert D. Geringer and Castle Arch Real Estate Investment Company, L.L.C.

*10.8	Addendum dated March 18, 2005 to the Consulting Agreement dated August 6, 2004 between Jeff Austin and Castle Arch Real Estate Investment Company, L.L.C.

*10.9	Addendum dated March 18, 2005 to the Consulting Agreement dated October 8, 2004 between Doug Child and Castle Arch Real Estate Investment Company, L.L.C.

*10.10	Reassignment and Assumption of the Purchase and Sale Agreement (Coalinga) dated June 8, 2005 between Brett Baillio and Castle Arch Real Estate Investment Company, L.L.C.

*10.11	Reassignment and Assumption of the Purchase and Sale Agreement (Firebaugh) dated June 8, 2005 between Brett Baillio and Castle Arch Real Estate Investment Company, L.L.C.

*10.12	Purchase Agreement (Tooele) dated May 4, 2005 between Triple M, LLC and Castle Arch Real Estate Investment Company, L.L.C.

*10.13	Purchase Agreement (Tooele) dated May 5, 2005 between Highway 1 Group, Inc. and Castle Arch Real Estate Investment Company, L.L.C.

*10.14	Purchase Agreement (Tooele) dated May 5, 2005 between Highway 1 Group, Inc. and Castle Arch Real Estate Investment Company, L.L.C.

* 10.15	Purchase Agreement (Imperial) dated May 26, 2005 between Abatti, Michael and Castle Arch Real Estate Investment Company, L.L.C.

* 10.16	Purchase Agreement (Imperial) dated June 3, 2005 between Wah, Anne 1984 Trust and Castle Arch Real Estate Investment Company, L.L.C.

* 10.17	Purchase Agreement (Kingman) dated August 31, 2005 between Mountain States Development Co. and Castle Arch Real Estate Investment Company, L.L.C.

* 10.18	Purchase Agreement (Kingman) dated September 13, 2005 between Mountain States Development Co. and Castle Arch Real Estate Investment Company, L.L.C.

*   Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Castle Arch Real Estate Investment Company, L.L.C. (Registrant)

Date: November 21 , 2006	By:	/s/ Kirby D. Cochran
chief executive officer
(Signature)*

* Print name and title of the signing officer under his signature.